EXHIBIT 99.1 Consolidated Financial Statements of Rosneft Oil Company as at and for the years ended 31 December 2019 and 2018 (unaudited) with report of independent auditors for the year ended 31 December 2019

Consolidated financial statements Rosneft Oil Company Contents Page Report of independent auditors 3 Consolidated balance sheet 5 Consolidated statement of profit or loss 6 Consolidated statement of other comprehensive income 7 Consolidated statement of changes in shareholders’ equity 8 Consolidated statement of cash flows 9 Notes to the consolidated financial statements 1. General 11 2. Basis of preparation 12 3. Significant accounting policies 12 4. Significant accounting judgments, estimates and assumptions 28 5. New and amended standards and interpretations issued but not yet effective 29 6. Capital and financial risk management 30 7. Acquisitions of subsidiaries and shares in joint operations 34 8. Segment information 36 9. Taxes other than income tax 39 10. Export customs duty 39 11. Finance income 39 12. Finance expenses 40 13. Other income and expenses 40 14. Personnel expenses 42 15. Income tax 42 16. Non-controlling interests 45 17. Earnings per share 46 18. Cash and cash equivalents 46 19. Other short-term financial assets 47 20. Accounts receivable 48 21. Inventories 49 22. Prepayments and other current assets 50 23. Property, plant and equipment 50 24. Lease agreements 53 25. Intangible assets and goodwill 55 26. Other long-term financial assets 56 27. Investments in associates and joint ventures 57 28. Other non-current non-financial assets 62 29. Accounts payable and accrued liabilities 62 30. Loans and borrowings and other financial liabilities 63 31. Other current tax liabilities 67 32. Provisions 67 33. Prepayment on long-term oil and petroleum products supply agreements 68 34. Other non-current liabilities 68 35. Pension benefit obligations 68 36. Shareholders’ equity 69 37. Fair value of financial instruments 69 38. Related party transactions 70 39. Key subsidiaries 76 40. Contingencies 76 41. Events after reporting date 79 2

Report of independent auditors To the Shareholders and Board of Directors of Rosneft Oil Company We have audited the accompanying consolidated financial statements of Rosneft Oil Company, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of profit or loss, other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. Management’s responsibility for the financial statements Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. 3

Opinion In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rosneft Oil Company at December 31, 2019, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards. Other matters The accompanying financial statements for 2018 were not audited by us and, accordingly, we do not express an opinion on them. /s/ Ernst & Young LLC Moscow, Russia March 27, 2020 4

Rosneft Oil Company Consolidated balance sheet (in billions of Russian rubles) As of December 31, 2018 Notes 2019 (unaudited) ASSETS Current assets Cash and cash equivalents 18 228 832 Restricted cash 18 10 12 Other short-term financial assets 19 501 633 Accounts receivable 20 750 642 Inventories 21 438 393 Prepayments and other current assets 22 469 510 Total current assets 2,396 3,022 Non-current assets Property, plant and equipment 23 8,713 8,445 Right-of-use assets 24 160 – Intangible assets 25 69 75 Other long-term financial assets 26 229 239 Investments in associates and joint ventures 27 803 735 Bank loans granted 291 239 Deferred tax assets 15 33 28 Goodwill 25 85 85 Other non-current non-financial assets 28 171 295 Total non-current assets 10,554 10,141 Total assets 12,950 13,163 LIABILITIES AND EQUITY Current liabilities Accounts payable and accrued liabilities 29 1,162 1,130 Loans and borrowings and other financial liabilities 30 795 978 Income tax liabilities 23 23 Other tax liabilities 31 379 327 Provisions 32 55 43 Prepayment on long-term oil and petroleum products supply agreements 33 332 354 Other current liabilities 9 19 Total current liabilities 2,755 2,874 Non-current liabilities Loans and borrowings and other financial liabilities 30 3,033 3,413 Deferred tax liabilities 15 844 837 Provisions 32 343 244 Prepayment on long-term oil and petroleum products supply agreements 33 750 1,072 Other non-current liabilities 34 73 46 Total non-current liabilities 5,043 5,612 Equity Share capital 36 1 1 Additional paid-in capital 635 633 Other funds and reserves (154) (191) Retained earnings 4,035 3,610 Rosneft shareholders’ equity 4,517 4,053 Non-controlling interests 16 635 624 Total equity 5,152 4,677 Total liabilities and equity 12,950 13,163 The accompanying notes to the consolidated financial statements are an integral part of these statements. 5

Rosneft Oil Company Consolidated statement of profit or loss (in billions of Russian rubles, except earnings per share data, and share amounts) For the years ended December 31, 2018* Notes 2019 (unaudited) Revenues and equity share in profits of associates and joint ventures Oil, gas, petroleum products and petrochemicals sales 8 8,490 8,076 Support services and other revenues 86 80 Equity share in profits of associates and joint ventures 27 100 82 Total revenues and equity share in profits of associates and joint ventures 8,676 8,238 Costs and expenses Production and operating expenses 715 626 Cost of purchased oil, gas, petroleum products, goods for retail and refining costs 1,566 1,115 General and administrative expenses 200 167 Transportation costs and other commercial expenses 733 638 Exploration expenses 11 11 Depreciation, depletion and amortization 23-25 687 635 Taxes other than income tax 9 2,666 2,701 Export customs duty 10 793 1,061 Total costs and expenses 7,371 6,954 Operating income 1,305 1,284 Finance income 11 143 122 Finance expenses 12 (227) (290) Other income 13 11 49 Other expenses 13 (153) (294) Foreign exchange differences 64 107 Realized foreign exchange differences on hedge instruments 6 (146) (146) Income before income tax 997 832 Income tax expense 15 (192) (183) Net income 805 649 Net income attributable to: - Rosneft shareholders 708 549 - non-controlling interests 16 97 100 Net income attributable to Rosneft per common share (in RUB) – basic and diluted 17 66.81 51.80 Weighted average number of shares outstanding (millions) 10,598 10,598 * Some amounts for the twelve months ended December 31, 2018 have been reclassified for compliance with the current period presentation. The accompanying notes to the consolidated financial statements are an integral part of these statements. 6

Rosneft Oil Company Consolidated statement of other comprehensive income (in billions of Russian rubles) For the years ended December 31, 2018 Notes 2019 (unaudited) Net income 805 649 Other comprehensive income – to be reclassified to profit or loss in subsequent periods Foreign exchange differences on translation of foreign operations (88) 4 Foreign exchange cash flow hedges 6 146 146 Income/(loss) from changes in fair value of debt financial assets at fair value through other comprehensive income 5 (2) Increase in allowance for expected credit losses on debt financial assets at fair value through other comprehensive income 1 7 Equity share in other comprehensive (loss)/income of associates (4) 1 Income tax related to other comprehensive income – to be reclassified to profit or loss in subsequent periods 6 (29) (30) Total other comprehensive income – to be reclassified to profit or loss in subsequent periods, net of tax 31 126 Other comprehensive income – not to be reclassified to profit or loss in subsequent periods Income from changes in fair value of equity financial assets at fair value through other comprehensive income 7 6 Income tax related to other comprehensive income – not to be reclassified to profit or loss in subsequent periods (1) (1) Total comprehensive income – not to be reclassified to profit or loss in subsequent periods, net of tax 6 5 Total comprehensive income, net of tax 842 780 Total comprehensive income, net of tax, attributable to: - Rosneft shareholders 745 680 - non-controlling interests 97 100 The accompanying notes to the consolidated financial statements are an integral part of these statements. 7

# Rosneft Oil Company

## Consolidated statement of changes in shareholders' equity

*(in billions of Russian rubles, except share amounts)*

| | **Number of shares (millions)** | **Share capital** | **Additional paid-in capital** | **Other funds and reserves*** | **Retained earnings** | **Rosneft share-holders' equity** | **Non-controlling interests** | **Total equity** |
|---|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2018, (unaudited)** | 10,598 | 1 | 627 | (322) | 3,286 | 3,592 | 563 | 4,155 |
| Net income | – | – | – | – | 549 | 549 | 100 | 649 |
| Other comprehensive income | – | – | – | 131 | – | 131 | – | 131 |
| **Total comprehensive income** | – | – | – | 131 | 549 | 680 | 100 | 780 |
| Dividends declared (Note 36) | – | – | – | – | (225) | (225) | (61) | (286) |
| Change of interest in subsidiaries | – | – | 5 | – | – | 5 | 21 | 26 |
| Other movements (Note 16) | – | – | 1 | – | – | 1 | 1 | 2 |
| **Balance at December 31, 2018, (unaudited)** | 10,598 | 1 | 633 | (191) | 3,610 | 4,053 | 624 | 4,677 |
| Net income | **–** | **–** | **–** | **–** | **708** | **708** | **97** | **805** |
| Other comprehensive income | **–** | **–** | **–** | **37** | **–** | **37** | **–** | **37** |
| **Total comprehensive income** | **–** | **–** | **–** | **37** | **708** | **745** | **97** | **842** |
| Dividends declared (Note 36) | **–** | **–** | **–** | **–** | **(283)** | **(283)** | **(99)** | **(382)** |
| Change of interest in subsidiaries | **–** | **–** | **1** | **–** | **–** | **1** | **3** | **4** |
| Other movements (Note 16) | **–** | **–** | **1** | **–** | **–** | **1** | **10** | **11** |
| **Balance at December 31, 2019** | **10,598** | **1** | **635** | **(154)** | **4,035** | **4,517** | **635** | **5,152** |

* Other funds and reserves include a reserve for foreign exchange differences on translation of foreign operations, a reserve for changes in fair value of equity and debt financial assets at fair value through other comprehensive income, a reserve for expected credit losses on such debt financial assets, a reserve for equity share in other comprehensive income of associates and joint ventures, and a reserve for foreign exchange cash flow hedges.

*The accompanying notes to the consolidated financial statements are an integral part of these statements.*
8

Rosneft Oil Company Consolidated statement of cash flows (in billions of Russian rubles) For the years ended December 31, 2018 Notes 2019 (unaudited) Operating activities Net income 805 649 Adjustments to reconcile net income to net cash provided by operating activities Depreciation, depletion and amortization 23-25 687 635 Loss on disposal of non-current assets 13 16 14 Dry hole costs 3 3 Offset of prepayments received on oil and petroleum products long term supply agreements 33 (344) (283) Offset of prepayments made on oil and petroleum products long term supply agreements 138 205 Foreign exchange gain on non-operating activities (91) (77) Realized foreign exchange differences on hedge instruments 6 146 146 Offset of other financial liabilities (172) (164) Equity share in profits of associates and joint ventures 27 (100) (82) Non-cash income from acquisitions, net 13 – (26) Loss from disposal of non-production assets 13 – 1 Changes in provisions for financial assets 41 6 Loss from changes in reserves and impairment of assets 105 238 Finance expenses 12 227 290 Finance income 11 (143) (122) Income tax expense 15 192 183 Changes in operating assets and liabilities (Increase)/decrease in accounts receivable, gross (139) 215 Increase in inventories (43) (68) Decrease in restricted cash 2 5 Increase in prepayments and other current assets (58) (74) Increase in long-term prepayments made on oil and petroleum products supply agreements (67) (72) Increase/(decrease) in accounts payable and accrued liabilities 14 (29) Increase in other tax liabilities 49 48 Decrease in other current liabilities (9) (8) Increase in other non-current liabilities 3 8 Increase in current reserves 2 – Interest paid on long-term prepayment received on oil and petroleum products supply agreements (8) (6) Net increase in operating assets of subsidiary banks (61) (139) Net increase in operating liabilities of subsidiary banks 4 144 Net cash provided by operating activities before income tax and interest 1,199 1,640 Income tax payments (216) (221) Interest received 77 67 Dividends received 50 16 Net cash provided by operating activities 1,110 1,502 The accompanying notes to the consolidated financial statements are an integral part of these statements. 9

Rosneft Oil Company Consolidated statement of cash flows (continued) (in billions of Russian rubles) For the years ended December 31, 2018 Notes 2019 (unaudited) Investing activities Capital expenditures (854) (936) Acquisition of licenses and auction fee payments (11) (3) Acquisition of short-term financial assets (93) (419) Proceeds from sale of short-term financial assets 240 189 Proceeds from sale of long-term financial assets 12 466 Acquisition of long-term financial assets (18) (73) Acquisition of interest and additional capital contribution to the associates and joint ventures (4) (2) Acquisition of interest in subsidiaries, net of cash acquired, and joint arrangements 7 (12) (35) Proceeds from sale of investments in joint ventures – 7 Proceeds from sale of interest in subsidiaries, net of cash acquired 5 – Proceeds from sale of property, plant and equipment 6 7 Net cash used in investing activities (729) (799) Financing activities Proceeds from short-term loans and borrowings 401 429 Repayment of short-term loans and borrowings (689) (1,366) Proceeds from long-term loans and borrowings 393 1,311 Repayment of long-term loans and borrowings (540) (289) Proceeds from other financial liabilities 185 338 Repayment of other financial liabilities (57) (64) Interest paid (280) (284) Repurchase of bonds – (40) Proceeds from sale of non-controlling share in subsidiary – 23 Other financing received 12 4 Dividends paid to Rosneft shareholders 36 (283) (225) Dividends paid to non-controlling shareholders (99) (65) Net cash (used in) / provided by financing activities (957) (228) Net (decrease)/increase in cash and cash equivalents (576) 475 Cash and cash equivalents at the beginning of the year 18 832 322 Effect of foreign exchange on cash and cash equivalents (28) 35 Cash and cash equivalents at the end of the year 18 228 832 The accompanying notes to the consolidated financial statements are an integral part of these statements. 10

Rosneft Oil Company Notes to the consolidated financial statements December 31, 2019 (all amounts in tables are in billions of Russian rubles, except as noted otherwise) 1. General Public Joint Stock Company (“PJSC”) Rosneft Oil Company (“Rosneft”) and its subsidiaries (collectively, the “Company”) are principally engaged in exploration, development, production and sale of crude oil and gas and refining, transportation and sale of petroleum products in the Russian Federation and in certain international markets. Rosneft State Enterprise was incorporated as an open joint stock company on December 7, 1995. All assets and liabilities previously managed by Rosneft State Enterprise were transferred to the Company at their book value effective on that date together with ownership rights to other privatized oil and gas companies belonging to the Government of the Russian Federation (the “State”). The transfer of assets and liabilities was made in accordance with Russian Government Resolution No. 971 dated September 29, 1995, On the Transformation of Rosneft State Enterprise into Open Joint Stock Company “Oil Company Rosneft”. These transfers involved the reorganization of assets under the common control of the State and, accordingly, were accounted for at their book value. In 2005, the State contributed the shares of Rosneft to the share capital of JSC ROSNEFTEGAS. As of December 31, 2005, 100% of the shares of Rosneft less one share were owned by JSC ROSNEFTEGAS and one share was owned by the Russian Federation Federal Agency for the Management of Federal Property. Subsequently, JSC ROSNEFTEGAS’s ownership interest decreased through the additional issue of shares during Rosneft’s Initial Public Offering (“IPO”) in Russia, an issue of Global Depository Receipts (“GDR”) for shares on the London Stock Exchange and the share swap completed during the merger of Rosneft and certain subsidiaries in 2006. In March 2013 in the course of the acquisition of TNK-BP Limited and TNK Industrial Holdings Limited, its subsidiary (collectively with their subsidiaries, “TNK-BP”), JSC ROSNEFTEGAS sold 5.66% of Rosneft shares to BP plc. (“BP”). In December 2016 JSC ROSNEFTEGAS signed an agreement to sell 19.5% of Rosneft shares to a consortium of foreign investors. As of December 31, 2019 JSC ROSNEFTEGAS’s ownership interest in Rosneft amounted to 50% plus one share. Under Russian legislation, natural resources, including oil, gas, precious metals and minerals and other commercial minerals situated in the territory of the Russian Federation, are the property of the State until they are extracted. Law of the Russian Federation No. 2395-1, On Subsurface Resources, regulates relations arising in connection with the geological study, use and protection of subsurface resources in the territory of the Russian Federation. Pursuant to the law, subsurface resources may be developed only on the basis of a license. A license is issued by the regional governmental body and contains information on the site to be developed and the period of activity, as well as financial and other conditions. The Company holds licenses issued by competent authorities for the geological study, exploration and development of oil and gas blocks, fields, and shelf in areas where its subsidiaries are located. The Company is subject to export quotas set by the Russian Federation State Pipeline Commission to allow equal access to the limited capacity of the oil pipeline system owned and operated by PJSC AK Transneft. The Company exports certain quantities of crude oil through bypassing the PJSC AK Transneft system thus achieving higher export capacity. The remaining production is processed at the Company’s and third parties’ refineries for further sale on domestic and international markets. 11

Rosneft Oil Company Notes to the consolidated financial statements (continued) 2. Basis of preparation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, including all International Financial Reporting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”) and effective in the reporting period, and are fully compliant therewith. These consolidated financial statements have been prepared on a historical cost basis, except certain financial assets and liabilities measured at fair value (Note 37). Rosneft and its subsidiaries maintain their books and records in accordance with statutory accounting and taxation principles and practices applicable in respective jurisdictions. These consolidated financial statements were derived from the Company’s statutory books and records. The Company’s consolidated financial statements are presented in billions of Russian rubles (“RUB”), unless otherwise indicated. These consolidated financial statements re-present the original consolidated financial statements which were approved and authorized for issue by the Chief Executive Officer of the Company on February 19, 2020, except that subsequent events have been evaluated through March 27, 2020 and Supplementary oil and gas disclosure (unaudited) removed. 3. Significant accounting policies The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in accordance with Russian accounting principles (RAP) in that they reflect certain adjustments, not recorded in the Company’s statutory books, which are appropriate for presenting the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) recognition of certain expenses; (2) valuation and depreciation of property, plant and equipment; (3) deferred income taxes; (4) impairment of assets; (5) accounting for the time value of money; (6) accounting for investments in oil and gas property and conveyances; (7) consolidation principles; (8) recognition and disclosure of guarantees, contingencies, commitments and certain other assets and liabilities; (9) business combinations and goodwill; (10) accounting for derivative instruments; (11) purchase price allocation to the identifiable assets acquired and the liabilities assumed. The consolidated financial statements include assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as those of a single economic entity. All significant intercompany transactions and balances have been eliminated. The equity method is used to account for investments in associates in which the Company has the ability to exert significant influence over the associates’ operating and financial policies. Investments in entities where the Company holds the majority of shares, but does not exercise control, are also accounted for using the equity method. Investments in other companies are accounted for at fair value or cost adjusted for impairment, if any. Determination of the level of control or influence in the entities where the Company holds a share is carried out taking into account the powers established by the agreement in respect of the investment and the existing rights that provide the Company with the opportunity to manage significant activities at the present time. 12

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Business combinations and goodwill Acquisitions by the Company of controlling interests in third parties (or interest in their charter capital) are accounted for using the acquisition method. The date of acquisition is the date when effective control over the acquiree passes to the Company. The cost of an acquisition is measured as an aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses. Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or a liability should be recognized within profit or loss for the period if they do not represent measurement- period adjustments. If the contingent consideration is classified as equity, it should not be re-measured. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the fair value of net identifiable assets acquired and liabilities assumed. If the aggregate of the consideration transferred and the amount of non-controlling interest is lower than the fair value of the net assets of the subsidiary acquired and liabilities assumed, the difference is recognized in profit or loss for the period. Associates Investments in associates are accounted for using the equity method unless they are classified as non-current assets held for sale. Under this method, the carrying value of investments in associates is initially recognized at the acquisition cost. The carrying value of investments in associates is increased or decreased by the Company’s reported share in the profit or loss and other comprehensive income of the investee after the acquisition date. The Company’s share in the profit or loss and other comprehensive income of an associate is recognized in the Company’s consolidated statement of profit or loss or in the consolidated statement of other comprehensive income, respectively. Dividends paid by the associate are accounted for as a reduction of the carrying value of investments. The Company’s net investments in associates include the carrying value of the investments in these associates as well as other long-term investments that, in substance, form part of the Company’s net investments in associates. For example, an item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, an extension of the Company’s investment in that associate. Such items may include entry bonuses, preference shares and long-term receivables or loans, but do not include trade receivables, trade payables or any long-term receivables for which adequate collateral exists, such as secured loans. If the share in losses exceeds the carrying value of the investments in associates and the value of other long-term investments related to investments in these associates, the Company ceases to recognize its share in losses when the carrying value reaches zero. Any additional losses are provided for and liabilities are recognized only to the extent that the Company has legal or constructive obligations or has made payments on behalf of the associate. If the associate subsequently makes profits, the Company resumes recognizing its share in these profits only after its share of the profits equals the share of losses not recognized. The carrying value of investments in associates is tested for impairment by reconciling its recoverable amount (the higher of its value in use and fair value less costs to sell) to its carrying value, whenever impairment indicators are identified. 13

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Joint arrangements The Company participates in joint arrangements either in the form of joint ventures or joint operations. A joint venture implies that the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture involves establishing a legal entity where the Company and other participants have respective equity interests. Equity interests in joint ventures are accounted for under the equity method, as described above in respect of associates. The Company’s share in net profit or loss and in other comprehensive income of joint ventures is recognized in the consolidated statement of profit or loss and in the consolidated statement of other comprehensive income, respectively, from the date when joint control commences until the date when joint control ceases. A joint operation implies that the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In relation to its interest in a joint operation the Company recognizes its assets, including its share of any assets held jointly, its liabilities, including its share of any liabilities incurred jointly, its revenue from the sale of its share of the output arising from the joint operation, its share of the revenue from the sale of the output by the joint operation, and expenses, including its share of any expenses incurred jointly. Cash and cash equivalents Cash represents cash on hand, in the Company’s bank accounts, in transit and interest bearing deposits which can be effectively withdrawn at any time without prior notice or any penalties reducing the principal amount of the deposit. Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value. Restricted cash is presented separately in the consolidated balance sheet if its amount is significant. Financial assets The Company recognizes financial assets in its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial assets are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received. When financial assets are recognized initially, they are classified as one of the following, as appropriate: (1) financial assets at fair value through profit or loss; (2) financial assets at fair value through other comprehensive income, or (3) financial assets at amortised cost. The Company classifies financial assets on the basis of both: the Company’s business model for managing the financial assets, as well as the contractual cash flow characteristics of the financial assets. A financial asset shall be measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. However the Company may make an irrevocable election at initial recognition for particular instruments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. All derivative instruments are recorded in the consolidated balance sheet at fair value in either current financial assets, non-current financial assets, current liabilities related to derivative instruments, or non- current liabilities related to derivative instruments. The recognition and classification of a gain or loss that results from recognition of an adjustment of a derivative instrument at fair value depends on the purpose for issuing or holding the derivative instrument. Gains and losses from derivatives that are not accounted for as hedges under International Financial Reporting Standard (“IFRS”) 9 Financial Instruments are recognized immediately in the profit or loss for the period. 14

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Financial assets (continued) Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to initial recognition, the fair value of financial assets at fair value that are quoted in an active market is defined as bid prices for assets and ask prices for issued liabilities as of the measurement date. If no active market exists for financial assets, the Company measures the fair value using the following methods: • analysis of recent transactions with peer instruments between independent parties; • current fair value of similar financial instruments; • discounting future cash flows. The discount rate reflects the minimum return on investment an investor is willing to accept before starting an alternative project, given its risk and the opportunity cost of forgoing other projects. A financial asset shall be measured at amortised cost if both of the following conditions are met: (a) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Examples of financial assets that may fall into this category are loans given, accounts receivable, bonds and notes issued by 3rd parties, which are not quoted at active market – if they fulfill the requirements set above. A financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: (a) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. In particular, this category includes shares of other companies, which are not included in the category of measured at fair value through profit or loss. Dividends and interest income are recognized in the consolidated statement of profit or loss on an accrual basis. The amount of accrued interest income is calculated using the effective interest rate. Upon de-recognition of debt financial assets (bonds, notes etc.) classified as financial instruments at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss. In case of equity financial assets (shares, stocks etc.), classified as financial instruments at fair value through other comprehensive income, such cumulative gain or loss shall never be subsequently transferred to profit or loss. Interest income as a component of finance income is disclosed in the notes to financial statements separately for each category of financial assets. Regular way purchases and sales of financial assets are accounted for at trade date. 15

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Financial liabilities The Company recognizes financial liabilities on its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial liabilities are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received. When financial liabilities are recognized initially, they are classified as one of the following: • financial liabilities at fair value through profit or loss; • other financial liabilities. Financial liabilities at fair value through profit or loss are financial liabilities held for trading unless such liabilities are linked to the delivery of unquoted equity instruments. At the initial recognition, the Company may include in this category any financial liability, except for equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured. After initial recognition, however, the liability cannot be reclassified. Financial liabilities not classified as financial liabilities at fair value through profit or loss are designated as other financial liabilities. Other financial liabilities include, inter alia, trade and other accounts payable, and loans and borrowings payable. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized in profit or loss in the consolidated statement of profit or loss. Other financial liabilities are carried at amortized cost. The Company writes off a financial liability (or part of a financial liability) from its balance sheet when, and only when, it is extinguished – i.e. when the obligation specified in the contract is discharged, cancelled or expires. The difference between the carrying value of a financial liability (or a part of a financial liability) extinguished or transferred to another party and the redemption value, including any transferred non- monetary assets and assumed liabilities, is recognized in profit or loss. Any previously recognized components of other comprehensive income pertaining to this financial liability are also included in the financial result and are recognized as gains and losses for the period. Certain prior period indicators have been reclassified to conform to the current year presentation. In particular, due to significant increase in the operating activities of subsidiary banks of the Company and the need for reliable and consistent reporting in the consolidated financial statements, the presentation of cash flows from the operating activities of subsidiary banks was revised. Such activities are now included within operating activities of the Consolidated Statement of Cash Flows. Further, the operating assets of the subsidiary banks, including short-term interbank deposits placed, were reclassified to Accounts Receivable, operating liabilities, including interbank loans, customer deposits, promissory notes and REPO obligations reclassified from Loans and borrowings and other financial liabilities to Accounts payable and accrued liabilities. Earnings per share Basic earnings per share is calculated by dividing net earnings attributable to common shares by the weighted average number of common shares outstanding during the corresponding period. In the absence of any securities-to-shares conversion transactions, the amount of basic earnings per share stated in these consolidated financial statements is equal to the amount of diluted earnings per share. 16

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Treasury shares Treasury shares are outstanding Treasury shares purchased from the shareholders. The Company acquires shares of Rosneft in accordance with the program of acquisition of shares in the open market (Note 36). Treasury shares are presented in the consolidated balance sheet as a deduction from equity at cost of repurchase. Inventories Inventories consisting primarily of crude oil, petroleum products, petrochemicals and materials and supplies are accounted for at the weighted average cost unless net realizable value is less than cost. Materials that are used in production are not written down below cost if the finished products into which they will be incorporated are expected to be sold above cost. Repurchase and resale agreements Securities sold under repurchase agreements (“REPO”) and securities purchased under agreements to resell (“reverse REPO”) generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions. Interest paid or received on all REPO and reverse REPO transactions is recorded in Finance expense or Finance income, respectively, at the contractually specified rate using the effective interest method. Exploration and production assets Exploration and production assets include exploration and evaluation assets, mineral rights and oil and gas properties (development assets and production assets). Exploration and evaluation costs The Company recognizes exploration and evaluation costs using the successful efforts method as permitted by IFRS 6 Exploration for and Evaluation of Mineral Resources. Under this method, costs related to exploration and evaluation (license acquisition costs, exploration and appraisal drilling) are temporarily capitalized in cost centers by field (well) until the drilling program results in the discovery of economically feasible oil and gas reserves. The length of time necessary for this determination depends on the specific technical or economic difficulties in assessing the recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed to Exploration expenses in the consolidated statement of profit or loss. Exploration and evaluation costs, except for costs associated with seismic, topographical, geological, and geophysical surveys, are initially capitalized as exploration and evaluation assets. Exploration and evaluation assets are recognized at cost less impairment, if any, as property, plant and equipment until the existence (or absence) of commercial reserves has been established. The initial cost of exploration and evaluation assets acquired through a business combination is formed as a result of purchase price allocation. The cost allocation to mineral rights to proved properties and mineral rights to unproved properties is performed based on the respective oil and gas reserves information. Exploration and evaluation assets are subject to technical, commercial and management review as well as review for indicators of impairment at least once a year. This is to confirm the continued intent to develop or otherwise extract value from the discovery. When indicators of impairment are present, an impairment test is performed. If, subsequently, commercial reserves are discovered, the carrying value, less losses from impairment of the respective exploration and evaluation assets, is classified as oil and gas properties (development assets). However, if no commercial reserves are discovered, such costs are expensed after exploration and evaluation activities have been completed. 17

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Development and production Oil and gas properties (development assets) are accounted for on a field-by-field basis and represent (1) capitalized costs to develop discovered commercial reserves and to put fields into production, and (2) exploration and evaluation costs incurred to discover commercial reserves reclassified from exploration and evaluation assets to oil and gas properties (development assets) following the discovery of commercial reserves. The cost of oil and gas properties (development assets) also includes the expenditures to acquire such assets, directly identifiable overhead expenses, capitalized financing costs and related asset retirement (decommissioning) obligation costs. Oil and gas properties (development assets) are generally recognized as construction in progress. Following the commencement of commercial production, oil and gas properties (development assets) are reclassified as oil and gas properties (production assets). Other property, plant and equipment Other property, plant and equipment is stated at historical cost as of the acquisition date, except for property, plant and equipment acquired prior to January 1, 2009, which is stated at deemed cost, net of accumulated depreciation and impairment. The cost of maintenance, repairs, and the replacement of minor items of property is charged to operating expenses. Renewals and betterments of assets are capitalized. Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in profit or loss. Depreciation, depletion and amortization Oil and gas properties are depleted using the unit-of-production method on a field-by-field basis starting from the commencement of commercial production. In applying the unit-of-production method to mineral licenses, the depletion rate is based on total proved reserves. In applying the unit-of-production method to producing wells and the related oil and gas infrastructure, the depletion rate is based on proved developed reserves. Other property, plant and equipment are depreciated using the straight-line method over their estimated useful lives from the time they are ready for use, except for catalysts which are amortized using the unit-of- production method. Components of other property, plant and equipment and their respective estimated useful lives are as follows: Useful life, Property, plant and equipment not more than Buildings and structures 30-45 years Plant and machinery 5-25 years Vehicles and other property, plant and equipment 6-10 years Service vessels 20 years Offshore drilling assets 20 years Land generally has an indefinite useful life and is therefore not depreciated. 18

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Construction grants The Company recognizes construction grants from local governments when there is a reasonable assurance that the Company will comply with the conditions attached and that the grant will be received. The construction grants are accounted for as a reduction of the cost of the asset for which the grant is received. Impairment of non-current assets The Company assesses at each balance sheet date whether there is any indication that an asset or cash- generating unit may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or cash-generating unit. In assessing whether there is any indication that an asset may be impaired, the Company considers internal and external sources of information. It considers at least the following: External sources of information: • during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use; • significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the Company operates or in the market to which an asset is dedicated; • market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially; • the carrying amount of the net assets of the Company is more than its market capitalization. Internal sources of information: • evidence is available of obsolescence or physical damage of an asset; • significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used (e.g., the asset becoming idle, or the useful life of an asset is reassessed as finite rather than indefinite); • information on dividends from a subsidiary, joint venture or associate; • evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected. Such evidence includes the existence of: • cash flows on acquiring the asset, or subsequent cash needs for operating or maintaining it, that are significantly higher than those originally budgeted; • actual net cash flows or operating profit or loss flowing from the asset that are significantly worse than those budgeted; • a significant decline in budgeted net cash flows or operating profit, or a significant increase in budgeted losses, flowing from the asset; • operating losses or net cash outflows for the asset, when current period amounts are aggregated with budgeted amounts for the future. 19

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Impairment of non-current assets (continued) The following factors indicate that exploration and evaluation assets may be impaired: • the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed; • substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned; • exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; • sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale. The recoverable amount of an asset or a cash-generating unit is the higher of: • the value in use of an asset (cash-generating unit); and • the fair value of an asset (cash-generating unit) less costs to sell. If the asset does not generate cash inflows that are largely independent of those from other assets, its recoverable amount is determined for the asset’s cash-generating unit. The Company initially measures the value in use of a cash-generating unit. When the carrying amount of a cash-generating unit is greater than its value in use, the Company measures the unit’s fair value for the purpose of measuring the recoverable amount. When the fair value is less than the carrying value an impairment loss is recognized. Value in use is determined by discounting the estimated value of the future cash inflows expected to be derived from the asset or cash-generating unit, including cash inflows from its sale. The value of the future cash inflows from a cash-generating unit is determined based on the forecast approved by management of the business unit to which the unit in question pertains. Impairment of financial assets At each balance sheet date the Company recognizes an allowance for expected credit losses on a financial asset measured at amortised cost, and at fair value through other comprehensive income, a lease receivable, a contract asset or a loan commitment and a financial guarantee contract to which the impairment requirements apply. Requirements of IFRS 9 concerning impairment do not apply to equity instruments of any category as well as to the instruments at fair value though profit or loss. The allowance for financial asset at amortised cost is recognized in profit or loss in correspondence with a balance sheet account reducing the carrying amount of the financial asset. The allowance for financial assets at fair value through other comprehensive income shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position. Expected credit losses for significant counterparties, including banks, are determined based on credit rating of particular counterparty and relevant probability of default. Total increase in the allowance for financial assets totaled RUB 60 billion in 2019; total decrease of this allowance for the same year totaled RUB 16 billion; above mentioned movements are recognized within the Statement of profit or loss of the Company. 20

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Capitalized interest Interest expense on borrowed funds used for capital construction projects and the acquisition of property, plant and equipment is capitalized provided that the interest expense could have been avoided if the Company had not made capital investments. Interest is capitalized only during the period when construction activities are actually in progress and until the resulting properties are put into operation. Capitalized borrowing costs include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Leasing agreements In respect of the contracts (or separate components of a contract), which convey to the Company the right to control the use of an identified asset (as it is determined in IFRS 16 Lease) for a period of time in exchange for consideration, the Company recognizes a right-of-use asset and a lease liability at the commencement date. Non-lease components of the contract are accounted for in accordance with other relevant IFRS. In accordance with requirements of IFRS 16 Lease para 3-8, the Company does not apply the Standard to leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources and to leases of wells, to short-term leases (taking into consideration economically feasible prolongations), as well as to leases for which the underlying asset is of low value (less kRUB 300). The Company determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the incremental borrowing rate, as interest rate implicit in the lease, as a rule, can not be readily determined. As the finance function lays predominantly within the parent company, incremental borrowing rates are calculated centrally, except for the banks of the Group and cases of direct financing of the subsidiaries. At the commencement date, the Company measures the right-of-use asset at cost, which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred by the lessee, an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. Lease payments are evenly distributed between finance expenses and a decrease of a lease liability so that a constant periodic rate of interest is produced on the remaining balance of the lease liability. Finance expenses are recognized in Consolidated statement of profit or loss. In respect of subsequent accounting of a leased property the same accounting policies are applied as for the owned assets, e.g. depreciation charge policy. 21

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Asset retirement (decommissioning) obligations The Company has asset retirement (decommissioning) obligations associated with its core business activities. The nature of the assets and potential obligations are as follows: The Company’s exploration, development and production activities involve the use of wells, related equipment and operating sites, oil gathering and treatment facilities, tank farms and in-field pipelines. Generally, licenses and other regulatory acts require that such assets be decommissioned upon the completion of production. According to these requirements, the Company is obliged to decommission wells, dismantle equipment, restore the sites and perform other related activities. The Company’s estimates of these obligations are based on current regulatory or license requirements, as well as actual dismantling and other related costs. These liabilities are measured by the Company using the present value of the estimated future costs of decommissioning of these assets. The discount rate is reviewed at each reporting date and reflects current market assessments of the time value of money and the risks specific to the liability. In accordance with IFRS Interpretations Committee (“IFRIC”) Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, the provision is reviewed at each balance sheet date as follows: • upon changes in the estimates of future cash flows (e.g., the costs of and timeframe for abandoning one well) or the discount rate, changes in the amount of the liability are included in the cost of the item of property, plant, and equipment, whereby such cost may not be negative and may not exceed the recoverable value of the item of property, plant, and equipment; • any changes in the liability due to its nearing maturity (change in the discount) are recognized in Finance expenses. The Company’s refining and distribution activities involve refining operations, marine and other distribution terminals, and retail sales. The Company’s refining operations consist of major petrochemical operations and industrial complexes. Legal or contractual asset retirement (decommissioning) obligations related to petrochemical, oil refining and distribution activities are not recognized due to the limited history of such activities in these segments, the lack of clear legal requirements as to the recognition of obligations, as well as the fact that decommissioning periods for such assets are not determinable. Because of the reasons described above, the fair value of an asset retirement (decommissioning) obligation in the refining and distribution segment cannot be reasonably estimated. Due to continuous changes in the Russian regulatory and legal environment, there could be future changes to the requirements and contingencies associated with the retirement of long-lived assets. Income tax Since 2012 Russian tax legislation has allowed income taxes to be calculated on a consolidated basis. The main subsidiaries of the Company were therefore combined into a consolidated group of taxpayers (Note 40). For subsidiaries which are not included in the consolidated group of taxpayers, income tax is calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Company in accordance with IAS 12 Income Taxes. Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. 22

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Income tax (continued) A deferred tax liability is recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from: • the initial recognition of goodwill; • the initial recognition of an asset or liability in a transaction which: • is not a business combination; and • affects neither accounting profit, nor taxable profit; • investments in subsidiaries when the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A prior period tax loss planned to be used to reduce the current or future amount of income tax is recognized as a deferred tax asset. A deferred tax asset is recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: • is not a business combination; and • at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). The Company recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that the following two conditions are met: • the temporary difference will reverse in the foreseeable future; and • taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the taxation authority of the same jurisdiction and the Company intends to settle its current tax assets and liabilities on a net basis. The carrying amount of a deferred tax asset is reviewed at each balance sheet date. The Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax assets and liabilities are classified as Non-current Deferred tax assets and Non-current Deferred tax liabilities, respectively. Deferred tax assets and liabilities are not discounted. 23

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Recognition of revenues Revenues are recognized when (or as) the Company satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset, which usually occurs when the title is passed, provided that the contract price is fixed or determinable and collectability of the amount of the consideration is probable. Specifically, domestic sales of crude oil and gas, as well as petroleum products and materials are usually recognized when title passes. For export sales, title generally passes at the border of the Russian Federation. Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts, volume rebates and reimbursable taxes. Sales of support services are recognized as services are performed provided that the service price can be determined and no significant uncertainties regarding the receipt of revenues exist. Transportation expenses Transportation expenses recognized in the consolidated statement of profit or loss represent all expenses incurred by the Company to transport crude oil for refining and to end customers, and to deliver petroleum products from refineries to end customers (these may include pipeline tariffs and any additional railroad transportation costs, handling costs, port fees, sea freight and other costs). Refinery maintenance costs The Company recognizes the costs of overhauls and preventive maintenance performed with respect to oil refining assets as expenses when incurred. Environmental liabilities Expenditures that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. Accounting for contingencies Certain conditions may exist as of the date of these consolidated financial statements which may further result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management makes an assessment of such contingent liabilities which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve the Company or unasserted claims that may result in such proceedings, the Company, after consultation with legal or tax advisors, evaluates the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. Provisions and contingent liabilities do not constitute finally asserted legal obligations of PJSC “Rosneft Oil Company”. If the assessment of a contingency indicates that it is probable that a loss will be incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. 24

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Accounting for contingencies (continued) Loss contingencies considered remote are generally not disclosed unless they involve financial guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others. Taxes collected from customers and remitted to governmental authorities Refundable taxes (excise and value-added tax (“VAT”)) are deducted from revenues. Other taxes and duties are not deducted from revenues and are recognized as expenses in Taxes other than income tax in the consolidated statement of profit or loss. VAT and excise receivable and payable are recognized as Prepayments and other current assets and Other tax liabilities in the consolidated balance sheet, respectively. Excises non-refundable by customers Excises non-refundable by customers are presented within Taxes other than income tax in the Consolidated statement of profit or loss. The expenses mentioned above are decreased by reverse excise on petroleum crudes. Tax on additional income (AIT) AIT is recognized as an expense within Taxes other than income tax in Consolidated statement of profit or loss. Functional and presentation currency The consolidated financial statements are presented in Russian rubles, which is the functional currency of Rosneft Oil Company and all of its subsidiaries operating in the Russian Federation. The functional currency of the foreign subsidiaries is generally the U.S. dollar. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the profit or loss for the period. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities designated as foreign currency cash flow hedging instruments are recognized within other comprehensive income and reclassified to profit or loss in the period when the hedged item affects profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. 25

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Functional and presentation currency (continued) The Company’s subsidiaries The results and financial position of all of the Company’s subsidiaries, joint ventures and associates that have a functional currency which is different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities for each balance sheet presented are translated at the closing rate at that reporting date; • income and expenses for each statement of profit or loss and each statement of other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and • all resulting exchange differences are recognized as a separate component of other comprehensive income. Prepayment on oil and petroleum products supply agreements In the ordinary course of business, the Company enters into long-term oil supply contracts. The contract terms may require the buyer to make a prepayment. The Company considers long-term oil supply contracts to be regular-way sale contracts entered into and continued to be held for the purpose of the receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or usage requirements. Regular-way sale contracts are exempted from the scope of IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. Conditions for meeting the definition of a regular-way sale are not met if either of the following applies: • the ability to settle net in cash or another financial instrument, or by exchanging financial instruments, is not explicit in the terms of the contract, but the Company has a practice of settling similar contracts net in cash or via another financial instrument or by exchanging financial instruments (whether with the counterparty, by entering into offsetting contracts or by selling the contract before its exercise or lapse); • for similar contracts, the Company has a practice of taking delivery of the underlying goods and selling them within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or from a dealer’s margin. Prepayments received for the delivery of goods or respective deferred revenue are accounted for as non- financial liabilities because the outflow of economic benefits associated with them is the delivery of goods and services rather than a contractual obligation to pay cash or another financial asset. 26

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Changes in accounting policies and disclosures The accounting policies adopted are consistent with those of the previous financial year except for the adoption of the new standards and interpretations as well as amendments to existing standards effective as of January 1, 2019. The following standards were applied for the first time in 2019: • IFRS 16 Leases. The new standard, issued in 2016, replaces the previous leases standard, IAS 17 Leases, and the related interpretations; IFRS 16 eliminates the classification of leases as either operating leases or finance leases thus establishing a single lessee accounting model. The Company elected to apply the modified retrospective approach which provides for recognition of the cumulative effect of initial application at the date of the initial application i.e. January 1, 2019. At the date of initial application the Company used the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as finance or operating leases applying IAS 17 and IFRIC 4. The Company also elected to use the recognition exemptions for lease contracts that have a lease term of 12 months or less (including all economically reasonable prolongation options) and do not contain a purchase option, and lease contracts for which the underlying asset is of low value (below RUR 300 thousand). The Company did not use hindsight at initial application of the Standard. One-off increase in non-current assets and financial liabilities due to recognition of leases previously classified as an operating lease applying IAS 17 totaled RUB 103 billion as of January 1, 2019. This amount can be reconciled to the undiscounted future minimum lease payments under the operating lease agreements disclosed in the annual consolidated financial statements of the Company as of December 31, 2018 as follows: Future minimum lease payments under operating lease agreements as of December 31, 2018, (unaudited) 312 Effect of discounting using incremental borrowing rate as of the date of initial application (178) Present value of future minimum lease payments 134 Decreased by the present value of the following: - payments for the rent of land related to exploration and evaluation and for rent of wells (16) - payments upon contracts with a lease term of 12 months or less (including all economically reasonable prolongation options) (12) - payments for leases of low-value items (3) Total 103 Treatment for leases previously classified as finance leases at the date of initial recognition is disclosed in Note 24 “Leases”. 27

Rosneft Oil Company Notes to the consolidated financial statements (continued) 3. Significant accounting policies (continued) Changes in accounting policies and disclosures (continued) • IFRIC 23 Interpretation entitled Uncertainty over Income Tax Treatments. The IFRIC clarifies that for the purposes of calculating current and deferred tax, companies should use a tax treatment of uncertainties, which will probably be accepted by the tax authorities. The interpretation did not have a material impact on the consolidated financial statements. • Amendments to IFRS 9 Financial Instruments named Prepayment Features with Negative Compensation. The amendments relate to financial assets with an option of early prepayment, the conditions of which allow early prepayment in a variable amount, which in turn may exceed as well as may be lower than remaining outstanding cash flows. The amendments allow to measure such prepaid financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met – instead of at fair value through profit or loss. The amendments did not have a material impact on the consolidated financial statements due to the absence of such instruments. • Amendments to IAS 19 Employee Benefits named Plan Amendment, Curtailment or Settlement. The amendments specify how companies determine pension expenses when changes to a defined benefit pension plan occur. The amendments did not have a material impact on the consolidated financial statements. 4. Significant accounting judgments, estimates and assumptions The preparation of consolidated financial statements requires management to make a number of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The actual results, however, could differ from those estimates. The most significant accounting estimates and assumptions used by the Company’s management in preparing the consolidated financial statements include: • estimation of oil and gas reserves; • estimation of rights to, recoverability and useful lives of non-current assets; • impairment of goodwill, fixed assets and right-of-use assets (Note 25 “Intangible assets and goodwill”, Note 23 “Property, plant and equipment and construction in progress” and Note 24 “Lease agreements”); • estimated credit losses for accounts receivable (Note 20 “Accounts receivable” etc.); • assessment of asset retirement (decommissioning) obligations (Note 3 “Significant accounting policies”, section: “Asset retirement (decommissioning) obligations”, and Note 32 “Provisions”); • assessment of legal and tax contingencies, recognition and disclosure of contingent liabilities (Note 40 “Contingencies”); • assessment of deferred income tax assets and liabilities (Note 3 “Significant accounting policies”, section: “Income tax”, and Note 15 “Income tax”); • assessment of environmental remediation obligations (Note 32 “Provisions” and Note 40 “Contingencies”); • fair value measurements (Note 37 “Fair value of financial instruments”); • purchase price allocation to the identifiable assets acquired and the liabilities assumed (Note 7 “Acquisition of subsidiaries and shares in joint operations”); • treatment of certain taxes as income taxes, production taxes or other taxes, e.g. treatment of the tax on additional income (Note 3 “Significant accounting policies”). 28

Rosneft Oil Company Notes to the consolidated financial statements (continued) 4. Significant accounting judgments, estimates and assumptions (continued) Significant estimates and assumptions affecting the reported amounts are those used in determining the economic recoverability of reserves. Such estimates and assumptions may change over time when new information becomes available, e.g.: • more detailed information on reserves was obtained (either as a result of more detailed engineering calculations or additional exploration drilling activities); • supplemental activities to enhance oil recovery were conducted; • changes were made in economic estimates and assumptions (e.g. a change in pricing factors). 5. New and amended standards and interpretations issued but not yet effective In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 establishes a single framework for the accounting for insurance contracts and contains requirements for related disclosures. The new standard replaces IFRS 4 Insurance Contracts. The standard is effective for annual periods beginning on or after January 1, 2021. The Company does not expect the standard to have a material impact on the consolidated financial statements. In March 2018, the IASB issued a revised version of Conceptual Framework for Financial Reporting. In particular, the revised version introduces new definitions of assets and liabilities, as well as amended definitions of income and expenses. The new version is effective for annual periods beginning on or after January 2020. The Company does not expect the revised version of Conceptual Framework to have a material impact on the consolidated financial statements. In October 2018, the IASB issued amendments to IFRS 3 Business Combinations. The amendments enhance definition of a business set out by the standard. The amendments are effective for acquisitions to occur on or after January 1, 2020; earlier application is permitted. Since the amendments apply prospectively to transactions or other events after the date of first application the Company will not be affected by these amendments on the date of transition. In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments to IAS 1 and IAS 8 introduce new definition of material. The amendments are effective on or after January 1, 2020; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In September 2019, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments named Interest Rate Benchmark Reform. The amendments provide relief from certain requirements of hedge accounting, as their fulfillment can lead to discontinuation of hedge accounting due to uncertainty caused by the reform. The amendments are effective on or after January 1, 2020; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements named Classification of Liabilities as Current or Non-current. The amendments clarify requirements for classifying liabilities as current or non-current. The amendments are effective on or after January 1, 2022; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements, as the Company already applies criteria set by the amendments. The Company does not plan for early adoption in respect of above-mentioned new standards and amendments to existing standards to which this option is available. 29

Rosneft Oil Company Notes to the consolidated financial statements (continued) 6. Capital and financial risk management Capital management The Company’s capital management objectives are to ensure its ability to continue as a going concern and to optimize the cost of capital in order to enhance value to shareholders. Total capital employed and financial liabilities less liquid financial assets are non-IFRS measures. The Company’s management performs a regular assessment of the financial liabilities less liquid financial assets to capital employed ratio to ensure it meets the Company’s requirements to fulfil the Company’s commitments and to retain strong financial stability. The Company’s employed capital is calculated as the sum of equity attributable to equity holders of Rosneft: share capital, reserves, retained earnings and non-controlling interests; financial liabilities, which include long and short-term loans and borrowings, other financial liabilities, as reported in the consolidated balance sheet, less liquid financial assets, including cash and cash equivalents, other short-term financial assets and certain long-term deposits. The Company’s financial liabilities less liquid financial assets to capital employed ratio was as follows: As of December 31, 2018 2019 (unaudited) Financial liabilities less liquid financial assets to capital employed ratio, % 37.0% 37.9% Financial risk management In the normal course of business, the Company is exposed to the following financial risks: market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Company has introduced a risk management system and developed a number of procedures to measure, assess and monitor risks and select the relevant risk management techniques. The Company has developed, documented and approved the relevant policies pertaining to market, credit and liquidity risks and the use of derivative financial instruments. Foreign currency risk The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and euro. Foreign exchange risk arises from assets, liabilities, commercial transactions and financing denominated in foreign currencies. The carrying values of monetary assets and liabilities denominated in foreign currencies are presented in the table below: Assets Liabilities As of December 31, As of December 31, 2019 2018 (unaudited) 2019 2018 (unaudited) US$ 1,351 864 (1,688) (1,969) EUR 138 684 (330) (340) Total 1,489 1,548 (2,018) (2,309) 30

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 6. Capital and financial risk management (continued)

### Foreign currency risk (continued)

The Company seeks to identify and manage foreign exchange rate risk in a comprehensive manner, including an integrated analysis of natural economic hedges, in order to benefit from the correlation between income and expenses. The Company chooses the currency in which to hold cash, such as the Russian ruble, U.S. dollar or other currency for short-term risk management purposes.

The long-term risk management strategy of the Company may involve the use of derivative or non-derivative financial instruments in order to minimize foreign exchange rate risk exposure.

### Cash flow hedging of the Company's future exports

The Company designated certain U.S. dollar-denominated borrowings as a hedge of the expected highly probable U.S. dollar-denominated export revenue stream in accordance with IFRS 9 *Financial Instruments*.

A portion of future monthly export revenues expected to be received in U.S. dollars was designated as a hedged item. The nominal amounts of the hedged item and the hedging instruments were equal. To the extent that a change in the foreign currency rate impacts the fair value of the hedging instrument, the effects are recognized in other comprehensive income or loss and then reclassified to profit or loss in the period in which the hedged item affects the profit or loss.

The Company's foreign currency risk management strategy is to hedge future export revenue in the amount of the net monetary position in U.S. dollars. The Company aligns the hedged nominal amount to the net monetary position in U.S. dollars on a periodical basis. As of December 31, 2019 and December 31, 2018 hedge instruments are not designated.

The impact of foreign exchange cash flow hedges recognized in other comprehensive income is set out below:

| | 2019 | | | 2018 (unaudited) | | |
|---|---|---|---|---|---|---|
| | **Before income tax** | **Income tax** | **Net of tax** | **Before income tax** | **Income tax** | **Net of tax** |
| **Total recognized in other comprehensive (loss)/income as of the beginning of the year** | **(144)** | **29** | **(115)** | (290) | 58 | (232) |
| Foreign exchange effects recognized during the year | – | – | – | – | – | – |
| Foreign exchange effects reclassified to profit or loss | **146** | **(29)** | **117** | 146 | (29) | 117 |
| **Total recognized in other comprehensive income/(loss) for the year** | **146** | **(29)** | **117** | 146 | (29) | 117 |
| **Total recognized in other comprehensive income/(loss) as of the end of the year** | **2** | **–** | **2** | (144) | 29 | (115) |

The schedule of the expected reclassification of the accumulated foreign exchange effects from other comprehensive income to profit or loss, as of December 31, 2019, is presented below:

| **Year** | **2020** | **2021** | **Total** |
|---|---|---|---|
| Reclassification | 2 | – | **2** |
| Income tax | – | – | **–** |
| **Total, net of tax** | **2** | **–** | **2** |

31

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 6. Capital and financial risk management (continued)

### Analysis of sensitivity of financial instruments to foreign exchange risk

The level of currency risk is assessed on a monthly basis using mathematical modeling methods (Monte Carlo method), as well as sensitivity analysis and is maintained within the limits adopted in line with the Company's policy. The table below summarizes the impact on the Company's income before income tax and equity of the depreciation/(appreciation) of the U.S. dollar and euro against the Russian ruble.

| | **U.S. dollar effect** | | **Euro effect** | |
|---|---|---|---|---|
| | **2019** | **2018 (unaudited)** | **2019** | **2018 (unaudited)** |
| Currency rate change in % | **7.74%** | 13.97% | **7.48%** | 13.64% |
| Gain/(loss) | **34/(34)** | 85/(85) | **(6)/6** | 42/(42) |
| Equity | **(56)/56** | (112)/112 | **(1)/1** | (3)/3 |

### Interest rate risk

Loans and borrowings raised at variable interest rates expose the Company to interest rate risk arising from the possible movement of variable elements of the overall interest rate.

As of December 31, 2019, the Company's variable rate liabilities totaled RUB 2,222 billion (net of interest payable). The Company analyzes its interest rate exposure, including by performing scenario analysis to measure the impact of an interest rate shift on annual income before income tax.

The table below summarizes the impact of a potential increase or decrease in interest rates on the Company's profit before tax, as applied to the variable element of interest rates on loans and borrowings. The increase/decrease is based on the management estimates of potential interest rate movements.

| | **Increase/decrease in interest rate basis points** | **Effect on income before income tax RUB billion** |
|---|---|---|
| **2019** | **+4** | **(1)** |
| | **-4** | **1** |
| 2018 | +5 | (1) |
| | -5 | 1 |

The sensitivity analysis is limited to variable rate loans and borrowings and is conducted with all other variables held constant. The analysis is prepared with the assumption that the amount of variable rate liability outstanding at the balance sheet date was outstanding for the whole year. The interest rate on variable rate loans and borrowings will effectively change throughout the year in response to fluctuations in market interest rates.

The impact measured through the sensitivity analysis does not take into account other potential changes in economic conditions that may accompany the relevant changes in market interest rates.

### Credit risk

The Company controls its own exposure to credit risk. All external customers and their financial guarantors, other than related parties, undergo a creditworthiness check (including sellers of goods and services who act on a prepayment basis). The Company performs an ongoing assessment and monitoring of the financial position and the risk of default. As of December 31, 2019, management assessed the impact of credit risk (if materialized) on the Company's net profit as low. The Company's exposure to credit risk is limited to the carrying value of financial assets recognized on the consolidated balance sheet, taking into consideration the information disclosed in Note 40 "Contingencies. Guarantees and indemnities issued".

32

Rosneft Oil Company Notes to the consolidated financial statements (continued) 6. Capital and financial risk management (continued) Credit risk (continued) In addition, as part of its cash management and credit risk function, the Company regularly evaluates the creditworthiness of financial and banking institutions where it deposits cash and performs trade finance operations. The Company primarily has banking relationships with the Russian subsidiaries of large international banking institutions and certain large Russian banks. Liquidity risk The Company has mature liquidity risk management processes covering short-term, mid-term and long-term funding. Liquidity risk is controlled through maintaining sufficient reserves and the adequate amount of committed credit facilities and loan funds. Management regularly monitors projected and actual cash flow information, analyzes the repayment schedules of the existing financial assets and liabilities, including upcoming un-accrued interest payments, and performs annual detailed budgeting procedures. The contractual maturities of the Company’s financial liabilities are presented below: Year ended December 31, 2019 On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 952 2,724 802 4,478 Lease liabilities – 32 68 188 288 Accounts payable to suppliers and contractors – 544 – – 544 Salary and other benefits payable – 102 – – 102 Current operating liabilities of subsidiary banks 91 352 38 – 481 Dividends payable – 1 – – 1 Other accounts payable – 19 – – 19 Derivative financial liabilities – 1 – – 1 Year ended December 31, 2018 (unaudited) On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 1,169 3,379 752 5,300 Finance lease liabilities – 9 19 18 46 Accounts payable to suppliers and contractors – 452 – – 452 Salary and other benefits payable – 88 – – 88 Current operating liabilities of subsidiary banks 77 376 17 – 470 Dividends payable – 1 – – 1 Other accounts payable – 63 – – 63 Derivative financial liabilities – 33 – – 33 33

Rosneft Oil Company Notes to the consolidated financial statements (continued) 7. Acquisitions of subsidiaries and shares in joint operations Acquisitions of 2019 Acquisition of an additional interest in LLC “Sibintek” In December 2019 the Company acquired 49.5132% shares in LLC “Sibintek” (“Sibintek”). The consideration amounted to RUB 842 million. Increasing its share up to 98.5% allows the Company to obtain control over “Sibintek” in accordance with IFRS 10 Consolidated Financial Statements. Sibintek is a provider of IT services. As of December 31, 2019 the Company has not yet completed the assessment of the fair value of the assets acquired and liabilities assumed. Allocation of the purchase price to the fair value of the assets acquired and liabilities assumed will be completed within 12 months from the acquisition date. The following table summarizes the Company’s preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 2 Accounts receivable 1 Inventories 5 Prepayments and other current assets 2 Total current assets 10 Non-current assets Property, plant and equipment 5 Intangible assets 5 Investments in associates and joint ventures 2 Total non-current assets 12 Total assets 22 LIABILITIES Current liabilities Accounts payable and accrued liabilities 15 Other tax liabilities 2 Total current liabilities 17 Non-current liabilities Deferred tax liabilities 1 Total non-current liabilities 1 Total liabilities 18 Identifiable net assets at fair value 4 Fair value of cash consideration transferred 1 Investment in associate 3 Consideration transferred to be included for the purpose of goodwill 4 Excluding identifiable net assets (4) Goodwill – Cash flows arising on the acquisition: Cash acquired as a result of the acquisition 2 Cash paid 1 Net cash inflow 1 34

Rosneft Oil Company Notes to the consolidated financial statements (continued) 7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2019 (continued) Had the LLC “Sibintek” acquisition taken place at the beginning of the reporting period (January 1, 2019), revenues and net income of the combined entity would have been RUB 8,678 billion and RUB 807 billion, respectively, for the year ended December 31, 2019. As of January 13, 2020 the Company acquired the additional 1.5% of Sibintek shares for the amount of RUB 25.5 mln increasing the Company’s participation in Sibintek up to 100%. Acquisition of 100% shares in the entities of “Petersburg Fuel Company” group In July 2019 Company completed the acquisition of 100% shares in “Petersburg Fuel Company” group (“PTK”). Fair value of consideration amounted to RUB 13 billion, including contingent consideration. The acquisition of PTK is in line with the Company’s strategy aimed at developing the retail business and expanding its presence in key regions of the country. As of December 31, 2019 the Company has not yet completed the assessment of the fair values of assets acquired and liabilities assumed. Allocation of the purchase price to the fair value of the assets acquired and liabilities assumed will be completed within 12 months from the acquisition date. Company’s preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed is summarized in the table below: ASSETS Current assets Accounts receivable and other assets 1 Total current assеts 1 Non-current assets Property, plant and equipment 17 Total non-current assets 17 Total assets 18 Liabilities Current liabilities Accounts payable and accrued liabilities 1 Loans and borrowings and other liabilities 1 Total current liabilities 2 Non-current liabilities Loans and borrowings and other liabilities 1 Deferred tax liabilities 2 Total non-current liabilities 3 Total liabilities 5 Total identifiable net assets at fair value 13 Total consideration transferred 13 Had the “PTK” acquisition taken place at the beginning of the reporting period (January 1, 2019), revenues and net income of the combined entity for the year ended December 31, 2019 would have been RUB 8,680 billion and RUB 806 billion, respectively. 35

Rosneft Oil Company Notes to the consolidated financial statements (continued) 7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2018 Acquisition of interests in joint ventures with ExxonMobil During the second quarter of 2018, following ExxonMobil withdrawal from several joint projects, the Company completed acquisition of interests in the joint ventures with ExxonMobil and obtained control. The following table summarizes the Company’s final allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 1 Restricted cash 4 Other current assets 2 Total current assets 7 Non-current assets Property, plant and equipment 2 Total non-current assets 2 Total assets 9 Identifiable net assets excluding intercompany liabilities and claims existing prior to the acquisition 9 Fair value of cash consideration transferred – Fair value of the Company’s investments in joint ventures 6 Changes in the Company’s liabilities as a result of acquisition of control (11) Total gain on bargain purchase 14 The gain on re-measurement of the Company’s investments previously held in the joint ventures to the fair value at acquisition date amounted to RUB 5 billion and is included in Other income. 8. Segment information The Company determines its operating segments based on the nature of their operations. The performance of these operating segments is assessed by management on a regular basis. The Exploration and production segment is engaged in field exploration and the production of crude oil and natural gas. The Refining and distribution segment is engaged in processing crude oil and other hydrocarbons into petroleum products, as well as in the purchase, sale and transportation of crude oil and petroleum products. Corporate and other unallocated activities are not part of any operating segment and include corporate activity, activities involved in field development, the maintenance of infrastructure and the functioning of the first two segments, as well as banking and finance services, and other activities. Substantially all of the Company’s operations and assets are located in the Russian Federation. Segment performance is evaluated based on both revenues and operating income, which are measured on the same basis as in the consolidated financial statements, but with intersegment transactions revalued at market prices. 36

Rosneft Oil Company Notes to the consolidated financial statements (continued) 8. Segment information (continued) The performance of the operating segments in 2019 is shown below: Corporate Exploration and other and Refining and unallocated production distribution activities Adjustments Consolidated Total revenues and equity share in profits of associates and joint ventures 4,781 8,641 172 (4,918) 8,676 Including: equity share in profits of associates and joint ventures 64 32 4 – 100 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,912 8,460 230 (4,918) 6,684 Depreciation, depletion and amortization 560 113 14 – 687 Total costs and expenses 3,472 8,573 244 (4,918) 7,371 Operating income 1,309 68 (72) – 1,305 Finance income – – 143 – 143 Finance expenses – – (227) – (227) Total finance expenses – – (84) – (84) Other income – – 11 – 11 Other expenses – – (153) – (153) Foreign exchange differences – – 64 – 64 Realized foreign exchange differences on hedge instruments – – (146) – (146) Income before income tax 1,309 68 (380) – 997 Income tax expense (249) (7) 64 – (192) Net income 1,060 61 (316) – 805 37

Rosneft Oil Company Notes to the consolidated financial statements (continued) 8. Segment information (continued) The performance of the operating segments in 2018 (unaudited) is shown below: Corporate Exploration and other and Refining and unallocated production distribution activities Adjustments Consolidated Total revenues and equity share in profits of associates and joint ventures 4,679 8,255 136 (4,832) 8,238 Including: equity share in profits of associates and joint ventures 76 5 1 – 82 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,863 8,092 196 (4,832) 6,319 Depreciation, depletion and amortization 504 123 8 – 635 Total costs and expenses 3,367 8,215 204 (4,832) 6,954 Operating income 1,312 40 (68) – 1,284 Finance income – – 122 – 122 Finance expenses – – (290) – (290) Total finance expenses – – (168) – (168) Other income – – 49 – 49 Other expenses – – (294) – (294) Foreign exchange differences – – 107 – 107 Realized foreign exchange differences on hedge instruments – – (146) – (146) Income before income tax 1,312 40 (520) – 832 Income tax expense (246) (8) 71 – (183) Net income 1,066 32 (449) – 649 Oil, gas, petroleum products and petrochemicals sales comprise the following (based on the country indicated in the bill of lading): 2019 2018 (unaudited) International sales of crude oil, petroleum products and petrochemicals – non-CIS 6,126 5,791 International sales of crude oil and petroleum products – CIS, other than Russia 335 357 Domestic sales of crude oil, petroleum products and petrochemicals 1,770 1,694 Sales of gas 259 234 Total oil, gas, petroleum products and petrochemicals sales 8,490 8,076 The Company is not dependent on any of its major customers or any one particular customer, as there is a liquid market for crude oil and petroleum products. 38

Rosneft Oil Company Notes to the consolidated financial statements (continued) 9. Taxes other than income tax Taxes other than income tax for the years ended December 31 comprise the following: 2019 2018 (unaudited) Mineral extraction tax 2,185 2,258 Excise tax 260 327 Property tax 40 42 Insurance contributions 75 67 Tax on additional income from production of hydrocarbons 96 – Other 10 7 Total taxes 2,666 2,701 In accordance with the Federal Law No. 199-FZ On Amending Parts One and Two of the Tax Code of the Russian Federation enacted on July 19, 2018 the tax on additional income (hereinafter AIT) from production of hydrocarbons was introduced for a number of oil fields starting from January 1, 2019. The AIT tax rate is 50% charged on the income from the hydrocarbons sales calculated as the difference between the estimated sales revenues and certain costs associated with the production, preparation and transportation of hydrocarbons. At the same time the MET for these oil fields is charged at a reduced rate. Several Company’s oil fields have implemented the new tax regime starting from January 1, 2019. 10. Export customs duty Export customs duty for the years ended December 31 comprises the following: 2019 2018 (unaudited) Export customs duty on oil sales 583 777 Export customs duty on petroleum products and petrochemicals sales 210 284 Total export customs duty 793 1,061 11. Finance income Finance income for the years ended December 31 comprises the following: 2019 2018 (unaudited) Interest income on Financial assets measured: - at amortized cost 59 46 - at fair value through other comprehensive income 24 14 - at fair value through profit or loss 7 9 Long-term advances issued (Note 28) 21 41 Total interest income 111 110 Decrease in allowance for expected credit losses on debt financial assets at amortized cost 1 1 Change in fair value of financial assets measured at fair value through profit or loss 21 2 Net gain from operations with derivative financial instruments 4 1 Gain from disposal of financial assets 1 3 Other finance income 5 5 Total finance income 143 122 39

Rosneft Oil Company Notes to the consolidated financial statements (continued) 12. Finance expenses Finance expenses for the years ended December 31 comprise the following: 2019 2018 (unaudited) Interest expenses on Loans and borrowings (111) (133) Interest on the lease liability (6) (2) Prepayment on long-term oil and petroleum products supply agreements (Note 33) (70) (91) Other interest expenses (15) (8) Total interest expenses (202) (234) Increase in provision due to the unwinding of a discount (19) (19) Increase in allowance for expected credit losses on debt financial assets: - at fair value through other comprehensive income (2) (4) - at amortised cost (3) (3) Change in fair value of financial assets measured at fair value through profit or loss – (12) Net loss from operations with derivative financial instruments – (17) Other finance expenses (1) (1) Total finance expenses (227) (290) 13. Other income and expenses Other income for the years ended December 31 comprises the following: 2019 2018 (unaudited) Compensation payment for licenses from joint venture parties – 1 Insurance recoveries 2 3 Gain on re-measurement of fair value of the Company’s investments in joint ventures – 6 Gain on bargain purchase – 20 Gain on out-of-court settlement – 13 Other 9 6 Total other income 11 49 Other expenses for the years ended December 31 comprise the following: 2019 2018 (unaudited) Sale and disposal of property, plant and equipment and intangible assets (16) (14) Impairment of assets (74) (219) Disposal of non-production assets – (1) Provision for legal claims – (13) Social payments, charity, financial aid (21) (23) Other (42) (24) Total other expenses (153) (294) 40

Rosneft Oil Company Notes to the consolidated financial statements (continued) 13. Other income and expenses (continued) Impairment of assets In March 2019, the Government of the Russian Federation and oil companies prolonged the agreement on the stabilization and development of the domestic petroleum products market. The agreement pegged small wholesale petroleum products prices to the set of indicative prices provided for in the agreement. Furthermore, the agreement limited the petroleum products retail prices growth rate to the forecasted average annualized inflation level. Taking this into consideration during the preparation of the Interim condensed consolidated financial statements for the three months ended March 31, 2019, the Company estimated the value-in-use of the distribution assets of the Refining and Distribution segment in a conservative scenario and, RUB 80 billion of impairment loss was recognized in the interim condensed consolidated financial statements for the three months ended March 31, 2019. Key assumptions applied were as follows: petroleum products gross distribution margin – RUB 2.3 thousand to RUB 2.9 thousand per tonne; forecasted sales volumes, – based on the relevant business plan parameters; and the 9.1% p.a. discount rate, derived from the Company’s weighted average cost of capital adjusted to determine the pre-tax discount rate. During 2019 the Company continued to monitor the domestic petroleum products market. In June 2019 the agreement between the Government of the Russian Federation and oil companies on the stabilization and development of the domestic petroleum products market expired. At the same time, on July 1, 2019 certain changes were applied to the reverse excise compensation mechanism calculation which had a positive impact on the compensation to the oil companies. These changes together with the established practice of the reverse excise compensation mechanism application facilitated the containment of the domestic wholesale prices and hence the higher than previously forecasted distribution margins, except for the distribution margins achieved by the entities located in Far East Federal District. Accordingly, the Company estimated the value in use of the distribution assets of the segment and partially reversed the impairment loss in the amount of RUB 48 billion in these consolidated financial statements. Key assumptions applied to the calculation of value in use Discounted cash flows are most sensitive to changes in the following factors: • Oil prices. For the purposes of the impairment testing the Urals oil price was forecasted as follows: RUB 3.7 thousand per barrel for 2020-2022 and RUB 3.6 per barrel from 2023 onwards. • Petroleum products gross distribution margin. The following average gross distribution margin for petroleum products was used in performed impairment test: from RUB 3.5 thousand to RUB 3.6 thousand per tonne in 2020 and onwards. • Sales volumes. Forecasted sales volumes based on the business plan. • The discount rate. The discount rate was derived from the Company’s weighted average cost of capital adjusted to determine the pre-tax discount rate of 8.3% p.a. Provided all other assumptions stay constant, the decrease of the gross distribution margin will result in further impairment. 41

Rosneft Oil Company Notes to the consolidated financial statements (continued) 14. Personnel expenses Personnel expenses for the years ended December 31 comprise the following: 2019 2018 (unaudited) Salary 294 271 Statutory insurance contributions 76 68 Expenses on non-statutory defined contribution plan 12 12 Other employee benefits 20 15 Total personnel expenses 402 366 Personnel expenses are included in Production and operating expenses, General and administrative expenses and Other expenses in the consolidated statement of profit or loss. 15. Income tax Income tax expenses for the years ended December 31 comprise the following: 2019 2018 (unaudited) Current income tax expense 184 175 Deferred tax expense due to the origination and reversal of temporary differences 8 8 Total income tax expense 192 183 Rosneft is appointed as the responsible taxpayer of the consolidated group of taxpayers (hereinafter “CGT”). As of December 31, 2019, in accordance with the terms of the agreement, CGT includes Rosneft and its 63 subsidiaries. In 2019 and 2018, the Company’s subsidiaries domiciled in the Russian Federation applied the standard Russian income tax rate of 20%, except for those where regional tax relief is applied. The income tax rates applicable for subsidiaries incorporated in foreign jurisdictions are based on local regulations and vary from 0% to 34%. 42

Rosneft Oil Company Notes to the consolidated financial statements (continued) 15. Income tax (continued) Temporary differences between these consolidated financial statements and tax records gave rise to the following deferred income tax assets and liabilities: Consolidated statement of Consolidated balance sheet profit or loss for the years, as of December 31, ended December 31, 2019 2018 (unaudited) 2019 2018 (unaudited) Short-term accounts receivable 10 9 1 – Property, plant and equipment 18 14 4 – Short-term accounts payable and accrued liabilities 18 15 3 2 Loans and borrowings and other financial liabilities 1 4 (3) (16) Lease liabilities 29 5 24 5 Provisions 12 13 (1) 4 Tax loss carry forward 68 51 17 (7) Other 27 23 4 11 Less: offset with deferred tax liabilities (150) (106) – – Deferred tax assets 33 28 49 (1) Inventories (10) (13) 3 – Property, plant and equipment (644) (629) (21) (3) Right-of-use assets (32) (8) (24) (8) Mineral rights (258) (264) 6 3 Intangible assets (5) (9) 4 (4) Investments in associates and joint ventures (8) (8) – – Other (37) (12) (25) 5 Less: offset with deferred tax assets 150 106 – – Deferred tax liabilities (844) (837) (57) (7) Deferred income tax (expense)/benefit (8) (8) Net deferred tax liabilities (811) (809) Recognized in the consolidated balance sheet as following Deferred tax assets 33 28 Deferred tax liabilities (844) (837) Net deferred tax liabilities (811) (809) The reconciliation of net deferred tax liabilities is as follows: 2019 2018 (unaudited) As of January 1 (809) (788) Adjustment on initial application of IFRS 9 – 5 Deferred tax expense recognized in the consolidated statement of profit or loss (8) (8) Acquisition of subsidiaries and shares in joint operations (Note 7) (3) (9) Deferred tax income/(expense) recognized in other comprehensive income 9 (9) As of December 31 (811) (809) 43

Rosneft Oil Company Notes to the consolidated financial statements (continued) 15. Income tax (continued) The reconciliation between actual income tax expense and theoretical income tax expense calculated as accounting profit multiplied by the 20% tax rate for the years ended December 31 is as follows: 2019 2018 (unaudited) Income before income tax 997 832 Income tax at statutory rate of 20% 199 166 Increase/(decrease) resulting from: Effect of change in unrecognized deferred tax assets (1) 13 Effect of income tax rates in other jurisdictions (3) – Effect of special tax treatments 5 3 Effect of income tax reliefs (15) (24) Effect of equity share in profits of associates and joint ventures (18) (14) Effect of tax on intercompany dividends 3 6 Effect of tax on controlled investments in foreign subsidiaries – (3) Effect from goodwill impairment – 36 Effect from acquisition of interests in joint ventures – (8) Effect from sale of shares in subsidiaries – 1 Effect of prior period adjustments 1 (10) Effect of non-taxable income and non-deductible expenses 21 17 Income tax 192 183 Unrecognized deferred tax assets in the consolidated balance sheet for the years ended December 31, 2019 and 2018 amounted to RUB 74 billion and RUB 72 billion, respectively, related to unused tax losses. In respect of recognized deferred tax assets on tax losses carried forward management considers it probable that future taxable profits will be available for the Company against which these tax losses can be utilized. The total amount of temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized, amounted to RUB 958 billion as of December 31, 2019. According to Russian tax legislation undistributed profit of foreign subsidiaries recognized as controlled foreign companies may form an additional tax base for Rosneft (and for certain Russian subsidiaries holding investments in foreign entities). In particular, undistributed 2019 profits of controlled foreign companies are included in the Company’s tax base as of December 31, 2019 and recorded in the tax declaration. The consequences of taxation of controlled foreign companies are considered in the determination of current and deferred tax liabilities. 44

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 16. Non-controlling interests

Non-controlling interests include:

| | As of December 31, 2019 | | 2019 | As of December 31, 2018 (unaudited) | | 2018 (unaudited) |
|---|---|---|---|---|---|---|
| | Non-controlling interest (%) | Non-controlling interest as of the end of the year | Non-controlling interest in net income | Non-controlling interest (%) | Non-controlling interest as of the end of the year | Non-controlling interest in net income |
| PJSC Bashneft Oil Company | 39.67 | 248 | 19 | 39.67 | 240 | 30 |
| LLC Taas-Yuriakh Neftegazodobycha | 49.90 | 121 | 30 | 49.90 | 119 | 24 |
| JSC Vankorneft | 49.90 | 120 | 29 | 49.90 | 143 | 38 |
| JSC Verkhnechonskneftegaz | 20.04 | 49 | 9 | 20.05 | 48 | 10 |
| LLC Kharampurneftegas | 49.00 | 35 | 1 | 49.00 | 24 | – |
| LLC Sorovskneft | 39.67 | 24 | 3 | 39.67 | 21 | 1 |
| PJSC Ufaorgsintez | 42.66 | 18 | – | 42.66 | 18 | – |
| LLC Bashneft-Dobycha | 39.67 | 8 | 1 | 39.67 | 7 | 1 |
| Non-controlling interests in other entities | various | 12 | 5 | various | 4 | (4) |
| **Total non-controlling interests** | | 635 | 97 | | 624 | 100 |

Other changes in non-controlling interests recognized in the consolidated statement of changes in shareholders' equity relate mainly to contributions to assets of subsidiaries with non-controlling interests.

The summarized financial information of subsidiaries (before intercompany eliminations) that have material non-controlling interests is provided below.

| Summarized statement of profit or loss for 2019 | PJSC Bashneft Oil Company | JSC Vankorneft | LLC Taas-Yuriakh Neftegazodobycha |
|---|---|---|---|
| Revenues | 768 | 383 | 135 |
| Costs and other income and expenses | (711) | (315) | (60) |
| **Income before income tax** | 57 | 68 | 75 |
| Income tax expense | (12) | (11) | (13) |
| **Net income** | 45 | 57 | 62 |
| incl. attributable to non-controlling interests | 19 | 29 | 30 |

| Summarized statement of profit or loss for 2018 (unaudited) | PJSC Bashneft Oil Company | JSC Vankorneft | LLC Taas-Yuriakh Neftegazodobycha |
|---|---|---|---|
| Revenues | 803 | 426 | 99 |
| Costs and other income and expenses | (707) | (335) | (41) |
| **Income before income tax** | 96 | 91 | 58 |
| Income tax expense | (19) | (15) | (10) |
| **Net income** | 77 | 76 | 48 |
| incl. attributable to non-controlling interests | 30 | 38 | 24 |

45

Rosneft Oil Company Notes to the consolidated financial statements (continued) 16. Non-controlling interests (continued) Summarized balance sheet PJSC Bashneft LLC Taas-Yuriakh as at December 31, 2019 Oil Company JSC Vankorneft Neftegazodobycha Current assets 916 70 41 Non-current assets 730 256 223 Total assets 1,646 326 264 Current liabilities 713 41 9 Non-current liabilities 219 35 29 Equity 714 250 226 Total equity and liabilities 1,646 326 264 incl. non-controlling interests 248 120 121 Dividends declared to non-controlling interests 11 52 28 Summarized balance sheet PJSC Bashneft LLC Taas-Yuriakh as at December 31, 2018 (unaudited) Oil Company JSC Vankorneft Neftegazodobycha Current assets 849 70 33 Non-current assets 768 302 223 Total assets 1,617 372 256 Current liabilities 698 43 8 Non-current liabilities 222 32 27 Equity 697 297 221 Total equity and liabilities 1,617 372 256 incl. non-controlling interests 240 143 119 Dividends declared to non-controlling interests 11 35 9 17. Earnings per share For the years ended December 31 basic and diluted earnings per share comprise the following: 2019 2018 (unaudited) Net income attributable to shareholders of Rosneft 708 549 Weighted average number of issued common shares outstanding (millions) 10,598 10,598 Total basic and diluted earnings per share (RUB) 66.81 51.80 18. Cash and cash equivalents Cash and cash equivalents comprise the following: As of December 31, 2019 2018 (unaudited) Cash on hand and in bank accounts in RUB 14 30 Cash on hand and in bank accounts in foreign currencies 92 572 Deposits 109 221 Other 13 9 Total cash and cash equivalents 228 832 46

Rosneft Oil Company Notes to the consolidated financial statements (continued) 18. Cash and cash equivalents (continued) Cash accounts denominated in foreign currencies primarily comprise cash in U.S. dollars and euro. Deposits are interest bearing and denominated in RUB and U.S. dollars. Restricted cash includes the obligatory reserve of subsidiary banks with the CBR in the amount of RUB 7 billion and RUB 6 billion as of December 31, 2019 and 2018, respectively. 19. Other short-term financial assets Other short-term financial assets comprise the following: As of December 31, 2019 2018 (unaudited) Financial assets at fair value through other comprehensive income Bonds 158 162 Promissory notes 151 151 Shares 46 42 Loans granted under reverse repurchase agreements 55 56 Financial assets at amortized cost Bonds 1 1 Loans issued 7 – Loans issued to associates and joint ventures 19 2 Deposits and certificates of deposit 60 218 Financial assets at fair value through profit or loss Deposits 1 1 Bonds 1 – Derivative financial instruments 2 – Total other short-term financial assets 501 633 As of December 31, 2019 and 2018 bonds and notes at fair value through other comprehensive income comprise the following: 2019 2018 (unaudited) Interest rate Date Interest rate Date Type of security Balance p.a. of maturity Balance p.a. of maturity May 2020 – May 2019 – State and municipal bonds 21 2.5-12.66% March 2033 18 2.5-14.15% March 2033 February 2020 – January 2019 – Corporate bonds 137 3.15-14.25% October 2029 144 2.95-14.25% September 2032 January 2020 – January 2019 – Promissory notes 151 3.8-9.0% December 2023 151 3.8-9.0% December 2023 Total 309 313 Investments in shares within other short-term financial assets are not held for trading and were designated to the FVOCI category at initial application of IFRS 9 Financial Instruments, or at their initial recognition (in respect of shares acquired after January 1, 2018). As of December 31, 2019, deposits and certificates of deposit are denominated mainly in U.S. dollars and earn interest from 1.85% to 5.25% p.a. 47

Rosneft Oil Company Notes to the consolidated financial statements (continued) 19. Other short-term financial assets (continued) Financial assets at amortized cost are presented net of allowance for expected credit losses in the amount of RUB 3 billion as of December 31, 2019. The allowance for expected credit losses on financial assets at fair value through other comprehensive income in the amount of RUB 8 billion as of December 31, 2019 is recognized in other comprehensive income. Set out below is the movement in the allowance for expected credit losses on other short-term financial assets: As of As of January 1, Increase in Decrease in Reclassifica- December 31, 2019 allowance allowance tion 2019 Loss allowance at an amount equal to 12-month expected credit losses: - on financial assets at fair value through other comprehensive income 7 1 – – 8 - on financial assets at amortized cost 1 – – – 1 Loss allowance at an amount equal to lifetime expected credit losses: - on financial assets at amortized cost 2 – – – 2 As of December 31, 2019 the Company has no financial assets, which were credit-impaired at initial recognition. 20. Accounts receivable Accounts receivable include the following: As of December 31, 2019 2018 (unaudited) Trade receivables 678 523 Bank loans to customers 130 124 Other accounts receivable 37 51 Total 845 698 Allowance for expected credit losses (95) (56) Total accounts receivable, net of allowance 750 642 As of December 31, 2019 and 2018 accounts receivable were not pledged as collateral for loans and borrowings provided to the Company, except as discussed in Note 30. 48

Rosneft Oil Company Notes to the consolidated financial statements (continued) 20. Accounts receivable (continued) Set out below is the movement in the allowance for expected credit losses on accounts receivable: As of As of January 1, Increase Decrease December 31, 2019 in allowance in allowance 2019 Allowance at an amount equal to 12-month expected credit losses on trade receivables 37 20 (10) 47 Allowance at an amount equal to lifetime expected credit losses on trade receivables – 27 – 27 Allowance for expected credit losses on other accounts receivable 19 10 (8) 21 Total 56 57 (18) 95 Due to overall high credit quality and short-term nature of trade receivables, the allowance for expected credit losses for significant counterparties is determined based on 12-month expected credit losses. The Company has no trade receivables that were credit impaired upon initial recognition. Allowance at the amount equal to lifetime expected credit losses was recognized during the reporting period due to occurrence of credit impairment of an asset, which was not credit impaired upon initial recognition. 21. Inventories Inventories comprise the following: As of December 31, 2019 2018 (unaudited) Crude oil and gas 135 91 Petroleum products and petrochemicals 186 205 Materials and supplies 117 97 Total inventories 438 393 Petroleum products and petrochemicals include those designated both for sale and for own use. For the years ended December 31: 2019 2018 (unaudited) Cost of inventories recognized as an expense during the period 1,669 1,306 The cost of inventories recognized as expense during the period is included in Production and operating expenses, Cost of purchased oil, gas, petroleum products and refining costs and General and administrative expenses in the consolidated statement of profit or loss. 49

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 22. Prepayments and other current assets

Prepayments and other current assets comprise the following:

| | As of December 31, 2019 | As of December 31, 2018 (unaudited) |
|---|---|---|
| Value added tax and excise receivable | **183** | 221 |
| Prepayments to suppliers: | **209** | 217 |
| *- Current portion of long-term prepayments issued* | ***64*** | *148* |
| Settlements with customs | **34** | 41 |
| Profit and other tax payments | **35** | 20 |
| Other | **8** | 11 |
| **Total prepayments and other current assets** | **469** | 510 |

Settlements with customs primarily represent export duties related to the export of crude oil and petroleum products (Note 10).

## 23. Property, plant and equipment

| | Exploration and production | Refining and distribution | Corporate and other unallocated activities | Total |
|---|---|---|---|---|
| **Cost as of January 1, 2018 (unaudited)** | 8,719 | 2,172 | 139 | 11,030 |
| Depreciation, depletion and impairment losses as of January 1, 2018 | (2,628) | (478) | (44) | (3,150) |
| **Net book value as of January 1, 2018** | 6,091 | 1,694 | 95 | 7,880 |
| Prepayments for property, plant and equipment as of January 1, 2018 | 9 | 7 | 27 | 43 |
| **Total as of January 1, 2018 (unaudited)** | 6,100 | 1,701 | 122 | 7,923 |
| **Cost** | | | | |
| Acquisitions of subsidiaries and shares in joint operations (Note 7) | 2 | – | 2 | 4 |
| Additions | 995 | 130 | 5 | 1,130 |
| *Including capitalized expenses on loans and borrowings* | *143* | *48* | – | *191* |
| Disposals and other movements | (61) | 14 | (8) | (55) |
| Foreign exchange differences | 129 | 31 | 3 | 163 |
| Cost of asset retirement (decommissioning) obligations | (27) | – | – | (27) |
| **As of December 31, 2018 (unaudited)** | 9,757 | 2,347 | 141 | 12,245 |
| **Depreciation, depletion and impairment losses** | | | | |
| Depreciation and depletion charge | (519) | (113) | (8) | (640) |
| Disposals and other movements | 40 | (14) | 3 | 29 |
| Impairment of assets | (17) | (12) | – | (29) |
| Foreign exchange differences | (59) | (3) | (1) | (63) |
| **As of December 31, 2018 (unaudited)** | (3,183) | (620) | (50) | (3,853) |
| **Net book value as of December 31, 2018 (unaudited)** | 6,574 | 1,727 | 91 | 8,392 |
| Prepayments for property, plant and equipment as of December 31, 2018 | 9 | 15 | 29 | 53 |
| **Total as of December 31, 2018 (unaudited)** | 6,583 | 1,742 | 120 | 8,445 |

50

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 23. Property, plant and equipment (continued)

| | Exploration and production | Refining and distribution | Corporate and other unallocated activities | Total |
|---|---|---|---|---|
| **Cost as of January 1, 2019** | **9,709** | **2,334** | **154** | **12,197** |
| Depreciation, depletion and impairment losses as of January 1, 2019 | **(3,176)** | **(598)** | **(54)** | **(3,828)** |
| **Net book value as of January 1, 2019** | **6,533** | **1,736** | **100** | **8,369** |
| Prepayments for property, plant and equipment as of January 1, 2019 | **9** | **15** | **29** | **53** |
| **Total as of January 1, 2019** | **6,542** | **1,751** | **129** | **8,422** |
| **Cost** | | | | |
| Acquisitions of subsidiaries and shares in joint operations (Note 7) | **–** | **17** | **5** | **22** |
| Additions | **874** | **112** | **8** | **994** |
| *Including capitalized expenses on loans and borrowings* | ***130*** | ***45*** | **–** | ***175*** |
| Disposals and other movements | **(43)** | **(6)** | **(14)** | **(63)** |
| Foreign exchange differences | **(94)** | **(29)** | **(2)** | **(125)** |
| Cost of asset retirement (decommissioning) obligations | **94** | **–** | **–** | **94** |
| **As of December 31, 2019** | **10,540** | **2,428** | **151** | **13,119** |
| **Depreciation, depletion and impairment losses** | | | | |
| Depreciation and depletion charge | **(556)** | **(95)** | **(9)** | **(660)** |
| Disposals and other movements | **19** | **6** | **6** | **31** |
| Impairment of assets | **(2)** | **(61)** | **–** | **(63)** |
| Foreign exchange differences | **43** | **5** | **2** | **50** |
| **As of December 31, 2019** | **(3,672)** | **(743)** | **(55)** | **(4,470)** |
| **Net book value as of December 31, 2019** | **6,868** | **1,685** | **96** | **8,649** |
| Prepayments for property, plant and equipment as of December 31, 2019 | **17** | **13** | **34** | **64** |
| **Total as of December 31, 2019** | **6,885** | **1,698** | **130** | **8,713** |

The cost of construction in progress included in property, plant and equipment was RUB 2,640 billion and RUB 2,351 billion as of December 31, 2019 and 2018, respectively.

Cost, Depreciation, depletion and impairment losses, Net book value as of January 1, 2019 include the effects of the initial application of IFRS 16 *Leases* (Note 24).

As of January 1, 2019, certain items of property, plant and equipment were reallocated between segments Exploration and production, Refining and distribution and Corporate and other activities due to clarification of the nature of their use.

51

Rosneft Oil Company Notes to the consolidated financial statements (continued) 23. Property, plant and equipment (continued) The depreciation charge includes depreciation which was capitalized as part of the construction cost of property, plant and equipment and the cost of inventory in the amount of RUB 14 billion and RUB 18 billion for the years ended December 31, 2019 and 2018, respectively. The Company capitalized RUB 175 billion (including RUB 158 billion in capitalized interest expense) and RUB 191 billion (including RUB 147 billion in capitalized interest expense) of expenses on loans and borrowings in 2019 and 2018, respectively. During 2019 and 2018 the Company received government grants for capital expenditures in the amount of RUB 8 billion and RUB 10 billion, respectively. Grants are accounted for as a reduction of additions in the Exploration and production segment. The weighted average rates used to determine the amount of borrowing costs eligible for capitalization are 8.55% and 11.63% p.a. in 2019 and 2018, respectively. Exploration and evaluation assets Exploration and evaluation assets included in the Exploration and production segment, including mineral rights to unproved properties, comprise the following: 2019 2018 (unaudited) Cost as of January 1 397 386 Impairment losses as of January 1 (17) – Net book value as of January 1 380 386 Cost Capitalized expenditures 53 42 Reclassified to development assets (14) (43) Expensed (4) (1) Foreign exchange differences (12) 13 As of December 31 420 397 Impairment losses Accrual of impairment reserve (1) (17) Foreign exchange differences 3 – As of December 31 (15) (17) Net book value as of December 31 405 380 Provision for asset retirement (decommissioning) obligations The cost of asset retirement (decommissioning) obligations was RUB 161 billion and RUB 80 billion as of December 31, 2019 and 2018, respectively, and included in Property, plant and equipment. 52

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 24. Lease agreements

Set out below is the movement in the right-of-use assets for 2019:

| | Exploration and production | Refining and distribution | Corporate and other unallocated activities | Total |
|---|---|---|---|---|
| **Cost as of January 1, 2019** | **67** | **82** | **37** | **186** |
| Depreciation and impairment losses as of January 1, 2019 | **(27)** | **(14)** | **(1)** | **(42)** |
| **Net book value as of January 1, 2019** | **40** | **68** | **36** | **144** |
| Prepayments for lease agreements as of January 1, 2019 | **–** | **–** | **–** | **–** |
| **Total as of January 1, 2019** | **40** | **68** | **36** | **144** |
| **Cost** | | | | |
| Acquisitions of subsidiaries and shares in joint operations (Note 7) | **–** | **–** | **–** | **–** |
| Additions | **15** | **5** | **28** | **48** |
| Revaluation of right of use assets | **–** | **–** | **–** | **–** |
| Disposals and other movements | **(2)** | **(2)** | **(1)** | **(5)** |
| Foreign exchange differences | **(1)** | **–** | **–** | **(1)** |
| Cost of asset retirement (decommissioning) obligations | **–** | **–** | **–** | **–** |
| **As of December 31, 2019** | **79** | **85** | **64** | **228** |
| **Depreciation and impairment losses** | | | | |
| Depreciation charge | **(15)** | **(8)** | **(4)** | **(27)** |
| Disposals and other movements | **1** | **(2)** | **1** | **0** |
| Impairment of assets | **–** | **–** | **–** | **–** |
| Foreign exchange differences | **1** | **–** | **–** | **1** |
| **As of December 31, 2019** | **(40)** | **(24)** | **(4)** | **(68)** |
| **Net book value as of December 31, 2019** | **39** | **61** | **60** | **160** |
| Prepayments for lease agreements as of December 31, 2019 | **–** | **–** | **–** | **–** |
| **Total as of December 31, 2019** | **39** | **61** | **60** | **160** |

One-off increase in non-current assets and financial liabilities due to recognition of leases previously classified as an operating lease applying IAS 17 totaled RUB 103 billion as of January 1, 2019.

For leases previously classified as finance leases applying IAS 17 *Leases*, the carrying amount of the right-of-use assets as of January 1, 2019 is the carrying amount of the lease assets as of December 31, 2018 measured applying IAS 17. Previously recognized finance lease assets in the amount of RUB 23 billion (net book value) as of January 1, 2019 were reclassified to Right-of-use assets from Property, plant and equipment.

53

Rosneft Oil Company Notes to the consolidated financial statements (continued) 24. Lease agreements (continued) Right-of-use assets as of January 1, 2019 also include RUB 18 billion of the land leasehold rights acquired through business combinations and previously recognized within Intangible assets (See Note 25). Set out below is the movement of lease liabilities for 2019: As of Foreign As of January 1, Increase Interest exchange December 31, 2019 in obligations expense differences Payments 2019 Lease liabilities 130 46 12 (5) (37) 146 Amount of lease liabilities as of January 1, 2019 stated above includes previously recognized finance lease liabilities applying IAS 17 in the amount of RUB 27 billion. Within the income statement for 2019 the following expenses were recognized: expenses related to land leases for exploration and production purposes as well as leases of wells (RUB 3 billion), short-term lease expenses (RUB 7 billion), low value lease expenses and non-lease components of leases (RUB 1 billion). Variable lease payment expenses for the period were not material. The range of discount rates applied to lease liabilities recognised in the statement of financial position at the date of initial application as well as at the year end is presented below for the main contracting currencies: As of January 1, 2019 As of December 31, 2019 Ruble 7.98-8.70% 6.46-7.77% US dollar 4.98-5.65% 2.66-5.11% The total cash outflow under leases, including cash payments under contracts outside the scope of IFRS 16 (exceptions and practical expedients listed above) amounted to RUB 48 billion in 2019. The future cash outflows to which the tenant is potentially exposed, and which are not reflected in the assessment of lease obligations (variable payments, leases that have not yet begun, etc.) are not significant. 54

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 25. Intangible assets and goodwill

Intangible assets and goodwill comprise the following:

| | Leasehold land rights | Other intangible assets | Total intangible assets | Goodwill |
|---|---|---|---|---|
| **Cost as of January 1, 2018 (unaudited)** | 34 | 70 | 104 | 265 |
| **Amortization as of January 1, 2018 (unaudited)** | (15) | (14) | (29) | – |
| **Net book value as of January 1, 2018 (unaudited)** | 19 | 56 | 75 | 265 |
| **Cost** | | | | |
| Additions | – | 15 | 15 | – |
| Acquisition of subsidiaries (Note 7) | – | – | – | – |
| Disposals | – | (4) | (4) | (180) |
| Foreign exchange differences | 1 | 3 | 4 | – |
| **As of December 31, 2018** | 35 | 84 | 119 | 85 |
| **Amortization** | | | | |
| Amortization charge | (1) | (14) | (15) | – |
| Disposal of amortization | – | 2 | 2 | – |
| Foreign exchange differences | (1) | (1) | (2) | – |
| **As of December 31, 2018 (unaudited)** | (17) | (27) | (44) | – |
| **Net book value as of December 31, 2018 (unaudited)** | 18 | 57 | 75 | 85 |
| **Cost as of January 1, 2019** | – | **84** | **84** | **85** |
| **Amortization of January 1, 2019** | – | **(27)** | **(27)** | – |
| **Net book value as of January 1, 2019** | – | **57** | **57** | **85** |
| **Cost** | | | | |
| Additions | – | **23** | **23** | – |
| Acquisition of subsidiaries (Note 7) | – | **5** | **5** | – |
| Disposals | – | **(1)** | **(1)** | – |
| Foreign exchange differences | – | **(1)** | **(1)** | – |
| **As of December 31, 2019** | – | **110** | **110** | **85** |
| **Amortization** | | | | |
| Amortization charge | – | **(15)** | **(15)** | – |
| Disposal of amortization | – | **1** | **1** | – |
| Foreign exchange differences | – | – | – | – |
| **As of December 31, 2019** | – | **(41)** | **(41)** | – |
| **Net book value as of December 31, 2019** | – | **69** | **69** | **85** |

Cost, amortizaton and impairment losses, Net book value as of January 1, 2019 include the effects of the initial application of IFRS 16 *Leases* (Note 24).

| | December 31, 2019 | December 31, 2018 (unaudited) |
|---|---|---|
| **Goodwill** | | |
| Exploration and production | **85** | 85 |
| **Total** | **85** | 85 |

The Company performs its annual goodwill impairment test as of October 1 of each year. The impairment test was carried out at the beginning of the fourth quarter of each year using the data that was appropriate at that time. Due to the excess of value in use over identified net assets for the Exploration and production segment no impairment of goodwill was identified in 2019.

55

Rosneft Oil Company Notes to the consolidated financial statements (continued) 25. Intangible assets and goodwill (continued) The Company estimates the value in use of the operating segments using a discounted cash flow model. Future cash flows are adjusted for risks specific to each segment and discounted using a rate that reflects current market assessments of the time value of money and the risks specific to each segment, for which the future cash flow estimates have not been adjusted. The Company’s business plan, approved by the Company’s Board of Directors, is the primary source of information for the determination of the operating segments’ value in use. The business plan contains internal forecasts of oil and gas production, refinery throughputs, revenues, operating and capital expenditures. As an initial step in the preparation of these plans, various assumptions, such as concerning crude oil and natural gas prices, ruble exchange rate and cost inflation rates, are set. These assumptions take into account the current prices, U.S. dollar and RUB inflation rates, other macroeconomic factors and historical trends, as well as market volatility. In determining the value in use for the operating segments, twelve-year period cash flows calculated on the basis of the Company management’s forecasts are discounted and aggregated with the segments’ terminal value. The use of a forecast period longer than five years originates from the industry’s average investment cycle. For the calculation of the terminal value of the Company’s segments in the post-outlook period the Gordon model is used. Key assumptions applied to the calculation of value in use Discounted cash flows are most sensitive to changes in the following factors: • Oil prices. For the purposes of the impairment testing the Urals oil price was forecasted as follows: RUB 3.7 thousand per barrel for 2020-2022 and RUB 3.6 per barrel from 2023 onwards. • Production volumes. Estimated production volumes were based on detailed data for the fields and take into account the field development plans approved by management through the long-term planning process. • The discount rate. The discount rate calculation is based on the Company’s weighted average cost of capital adjusted to reflect the pre-tax discount rate and the discount rate was 9.2% p.a. As of December 31, 2019 and 2018 the Company did not have any intangible assets with indefinite useful lives. As of December 31, 2019 and 2018 no intangible assets have been pledged as collateral. 26. Other long-term financial assets Other long-term financial assets net of future credit losses comprise the following: As of December 31, 2019 2018 (unaudited) Financial assets at fair value through other comprehensive income Stocks and shares 21 18 Financial assets at amortized cost Bonds 26 28 Loans granted 18 18 Loans granted to associates and joint ventures 12 31 Deposits and certificates of deposit 20 23 Other accounts receivable 10 11 Financial assets at fair value through profit or loss Deposits 122 110 Total other long-term financial assets 229 239 56

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 26. Other long-term financial assets (continued)

Bank deposits of the Company are placed in rubles, US dollars and euros at interest rates ranging from 1.5% to 8.75% p.a.

Bonds mainly include federal loan bonds.

No long-term financial assets were pledged as collateral as of December 31, 2019 and 2018.

Set out below is the movement in the allowance for expected credit losses on other long-term financial assets:

| | As of January 1, 2019 | Increase in allowance | Decrease in allowance | Reclas-sification | As of December 31, 2019 |
|---|---|---|---|---|---|
| **Allowance at an amount equal to 12-month expected credit losses:** | | | | | |
| - on financial assets at amortized cost | **1** | – | – | – | **1** |
| **Allowance at an amount equal to lifetime expected credit losses:** | | | | | |
| - on financial assets at amortized cost | **14** | 2 | (1) | – | **15** |

As of December 31, 2019 the Company has no financial assets, which were credit-impaired at initial recognition.

## 27. Investments in associates and joint ventures

Investments in associates and joint ventures comprise the following:

| Name of investee | Country | Core activity | Company's shareas of December 31, 2019, % | As of December 31, 2019 | 2018 (unaudited) |
|---|---|---|---|---|---|
| **Joint ventures** | | | | | |
| PJSC NGK Slavneft | Russia | Exploration and production | 49.96 | **175** | 167 |
| Kurdistan Pipeline Company Pte. Ltd | Singapore | Logistics | 60.00 | **123** | – |
| Petromonagas S.A. | Venezuela | Exploration and production | 40.00 | **24** | 77 |
| Taihu Ltd (OJSC Udmurtneft) | Cyprus | Exploration and production | 51.00 | **75** | 58 |
| Messoyahaneftegaz JSC | Russia | Exploration and production | 50.00 | **50** | 37 |
| Petrovictoria S.A. | Venezuela | Exploration and production | 40.00 | **28** | 31 |
| National Oil Consortium LLC | Venezuela | Exploration and production | 80.00 | **25** | 30 |
| TZK Vnukovo | Russia | Distribution | 50.00 | **17** | 17 |
| Arktikshelfneftegaz JSC | Russia | Exploration and production | 50.00 | **2** | 2 |
| SIA ITERA Latvija | Latvia | Holding company | 66.00 | **2** | 3 |
| **Associates** | | | | | |
| Nayara Energy Limited | India | Refining and distribution | 49.13 | **219** | 251 |
| Purgaz CJSC | Russia | Exploration and production | 49.00 | **27** | 34 |
| Petrocas Energy International Ltd | Cyprus | Logistics | 49.00 | **10** | 11 |
| Nizhnevartovskaya TPP JSC | Russia | Power plant | 25.01 | **3** | 4 |
| Other | various | | Various | **23** | 13 |
| **Total associates and joint ventures** | | | | **803** | 735 |

57

Rosneft Oil Company Notes to the consolidated financial statements (continued) 27. Investments in associates and joint ventures (continued) In respect of associates and joint ventures, where the Company’s share exceeds 50%, the Company does not have an ability to solely direct their relevant activities. The equity share in profits/(losses) of associates and joint ventures comprises the following: Company’s share as of Share in income/(loss) December 31, of equity investees 2019, % 2019 2018 (unaudited) Messoyahaneftegaz JSC 50.00 30 31 Petromonagas S.A. 40.00 5 19 PJSC NGK Slavneft 49.96 8 11 Taihu Limited 51.00 19 10 Kurdistan Pipeline Company Pte. Ltd. 60.00 25 – Other Various 13 11 Total equity share in profits of associates and joint ventures 100 82 The unrecognized share of losses of associates and joint ventures comprises the following: As of December 31, Name of investee 2019 2018 (unaudited) LLC Veninneft 2 2 LLP Adai Petroleum Company 8 8 Boqueron S.A. 2 6 Petroperija S.A. 4 4 Total unrecognized share of losses of associates and joint ventures 16 20 Summarized financial information of significant associates and joint ventures as of December 31, 2019 and 2018 is presented below: As of December 31, Nayara Energy Limited 2019 2018 (unaudited) Current assets 133 162 Non-current assets 369 396 Total assets 502 558 Current liabilities (195) (242) Non-current liabilities (278) (284) Total liabilities (473) (526) Net assets 29 32 The Company’s share, % 49.13 49.13 The Company’s total share in net assets 14 16 Goodwill 205 235 Total 219 251 58

Rosneft Oil Company Notes to the consolidated financial statements (continued) 27. Investments in associates and joint ventures (continued) Nayara Energy Limited 2019 2018 (unaudited) Revenues 923 912 Finance expenses (26) (27) Depreciation, depletion and amortization (23) (16) Other expenses (873) (860) Income before tax 1 9 Income tax 8 (4) Net income 9 5 The Company’s share, % 49.13 49.13 The Company’s total share in net income 4 2 The currency translation effect amounted to a loss of RUB 32 billion and an income of RUB 25 billion for the years ended December 31, 2019 and 2018, respectively, which was included in foreign exchange differences in the translation of foreign operations in the consolidated statement of other comprehensive income for 2019 and 2018. The Company’s share of other comprehensive loss amounted to RUB 4 billion for 2019. The Company’s share of contingent liabilities as of December 31, 2019 amounted to RUB 23 billion. As of December 31, PJSC NGK Slavneft 2019 2018 (unaudited) Current assets 100 93 Non-current assets 513 473 Total assets 613 566 Current liabilities (88) (63) Non-current liabilities (175) (168) Total liabilities (263) (231) Net assets 350 335 The Company’s share, % 49.96 49.94 The Company’s total share in net assets 175 167 PJSC NGK Slavneft 2019 2018 (unaudited) Revenues 316 314 Finance income 1 – Finance expenses (12) (9) Depreciation, depletion and amortization (48) (47) Other expenses (232) (228) Income before tax 25 30 Income tax (9) (8) Net income 16 22 The Company’s share, % 49.96 49.94 The Company’s total share in net income 8 11 59

Rosneft Oil Company Notes to the consolidated financial statements (continued) 27. Investments in associates and joint ventures (continued) As of December 31, Messoyahaneftegaz JSC 2019 2018 (unaudited) Current assets 27 24 Non-current assets 204 180 Total assets 231 204 Current liabilities (115) (19) Other non-current liabilities (16) (110) Total liabilities (131) (129) Net assets 100 75 The Company’s share, % 50.00 50.00 The Company’s total share in net assets 50 37 Messoyahaneftegaz JSC 2019 2018 (unaudited) Revenues 141 126 Finance expenses (7) (6) Depreciation, depletion and amortization (16) (12) Other expenses (47) (33) Income before tax 71 75 Income tax (12) (13) Net income 59 62 The Company’s share, % 50.00 50.00 The Company’s total share in net income 30 31 In 2019 the Company received RUB 17 billion of dividends. As of December 31, Kurdistan Pipeline Company Pte. Ltd. 2019 2018 (unaudited) Current assets 17 1 Non-current assets 196 – Total assets 213 1 Current liabilities (8) (1) Other non-current liabilities – – Total liabilities (8) (1) Net assets 205 – The Company’s share, % 60.00 60.00 The Company’s total share in net assets 123 – 60

Rosneft Oil Company Notes to the consolidated financial statements (continued) 27. Investments in associates and joint ventures (continued) Kurdistan Pipeline Company Pte. Ltd. 2019 2018 (unaudited) Revenues 11 1 Finance income 44 – Finance expenses – – Depreciation, depletion and amortization – – Other expenses (2) (1) Income before tax 53 – Income tax – – Net income 53 – The Company’s share, % 60.00 60.00 The Company’s total share in net income 32 – In January 2019 part of the long-term advances issued in 2017 amounting to RUB 128 billion (including accrued interest) was reclassified as the Company’s capital contribution to the joint venture, which operates the oil pipeline in Iraqi Kurdistan. The currency translation effect amounted to a loss of RUB 11 billion for the year ended December 31, 2019 was included in foreign exchange differences in the translation of foreign operations in the consolidated statement of other comprehensive income for 2019. In 2019 the Company received RUB 19 billion of dividends. As of December 31, Taihu Ltd 2019 2018 (unaudited) Current assets 60 67 Non-current assets 118 80 Total assets 178 147 Current liabilities (20) (19) Other non-current liabilities (11) (15) Total liabilities (31) (34) Net assets 147 113 The Company’s share, % 51.00 51.00 The Company’s total share in net assets 75 58 Taihu Ltd 2019 2018 (unaudited) Revenues 145 156 Finance income 4 3 Finance expenses (2) (1) Depreciation, depletion and amortization (6) (5) Other expenses (110) (113) Income before tax 31 40 Income tax (6) (9) Net income 25 31 The Company’s share, % 51.00 51.00 The Company’s total share in net income 13 16 61

Rosneft Oil Company Notes to the consolidated financial statements (continued) 27. Investments in associates and joint ventures (continued) The currency translation effect amounted to a loss of RUB 2 billion for the year ended December 31, 2019 was included in foreign exchange differences in the translation of foreign operations in the consolidated statement of other comprehensive income for 2019. 28. Other non-current non-financial assets Other non-current non-financial assets comprise the following: As of December 31, 2019 2018 (unaudited) Long-term advances issued 169 293 Other 2 2 Total other non-current non-financial assets 171 295 Long-term advances issued represent primarily advance payments under contracts for future crude oil purchases. 29. Accounts payable and accrued liabilities Accounts payable and accrued liabilities comprise the following: As of December 31, 2019 2018 (unaudited) Financial liabilities Accounts payable to suppliers and contractors 544 452 Current operating liabilities of subsidiary banks 438 451 Salary and other benefits payable 102 88 Dividends payable 1 1 Other accounts payable 19 63 Total financial liabilities 1,104 1,055 Non-financial liabilities Short-term advances received 58 75 Total accounts payable and accrued liabilities 1,162 1,130 Trade and other payables are non-interest bearing. 62

Rosneft Oil Company Notes to the consolidated financial statements (continued) 30. Loans and borrowings and other financial liabilities Loans and borrowings and other financial liabilities comprise the following: As of December 31, Currency 2019 2018 (unaudited) Long-term Bank loans RUB 397 423 Bank loans US$, euro 745 921 Bonds RUB 548 461 Eurobonds US$ 157 177 Borrowings RUB 111 77 Other borrowings RUB 503 704 Other borrowings US$ 643 691 Less: current portion of long-term loans and borrowings (315) (202) Total long-term loans and borrowings 2,789 3,252 Lease liabilities 146 27 Other long-term financial liabilities 116 139 Less: current portion of long-term lease liabilities (18) (5) Total long-term loans and borrowings and other financial liabilities 3,033 3,413 Short -term Bank loans RUB 87 326 Bank loans US$, euro 36 16 Borrowings RUB 1 – Borrowings US$ 7 – Other borrowings RUB 159 209 Other borrowings US$ 3 25 Current portion of long-term loans and borrowings 315 202 Total short-term loans and borrowings and current portion of long-term loans and borrowings 608 778 Current portion of long-term lease liabilities 18 5 Other short-term financial liabilities 168 162 Short-term liabilities related to derivative financial instruments 1 33 Total short-term loans and borrowings and other financial liabilities 795 978 Total loans and borrowings and other financial liabilities 3,828 4,391 Long-term loans and borrowings Long-term bank loans comprise the following: Maturity As of December 31, Currency Interest rate p.a. date 2019 2018 (unaudited) US$ LIBOR + 1.00% – LIBOR + 3.50% 2020-2029 743 915 EUR EURIBOR + 0.35% – 2.00% 2020-2023 2 6 RUB CBKR + 0.50% – 8.50% 2020-2024 397 423 Total 1,142 1,344 Debt issue costs – – Total long-term bank loans 1,142 1,344 Long-term bank loans from a foreign bank are denominated in U.S. dollars are partially secured by oil export contracts. If the Company fails to make timely debt repayments, the terms of such contracts normally provide the lender with the express right of claim to contractual revenue in the amount of the late loan repayments, which the purchaser generally remits directly through transit currency accounts with the lender banks. The outstanding balance of Accounts receivable arising from such contracts amounts to RUB 32 billion and RUB 28 billion as of December 31, 2019 and 2018, respectively, and is included in Trade receivables. 63

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 30. Loans and borrowings and other financial liabilities (continued)

### Long-term loans and borrowings (continued)

Interest-bearing RUB denominated bearer bonds in circulation comprise the following:

| | Security ID | Date of issue | Date of maturity | Total volume in RUB billions | Coupon (%) | As of December 31, 2019 | As of December 31, 2018 (unaudited) |
|---|---|---|---|---|---|---|---|
| Bonds | 04,05 | 10.2012 | 10.2022[1] | 20 | 7.90% | **20** | 20 |
| Bonds | 07,08 | 03.2013 | 03.2023[1] | 30 | 7.30% | **31** | 31 |
| Bonds | 06[6],09[6],10[6] | 06.2013 | 05.2023[1] | 40 | 7.00% | **1** | 1 |
| SE Bonds | БО-05[6], БО-06[6] | 12.2013 | 12.2023 | 40 | 6.65%[5] | **10** | 10 |
| SE Bonds | БО-01, БО-07 | 02.2014 | 02.2024 | 35 | 8.90% | **36** | 36 |
| SE Bonds | БО-02, БО-03, БО-04<br>БО-09[4] | 12.2014 | 11.2024[1] | 65 | 9.40% | **55** | 55 |
| SE Bonds[4] | БО-08, БО-10<br>БО-11, БО-12, БО-13<br>БО-14 | 12.2014 | 11.2024[1] | 160 | 9.40%[5] | – | – |
| SE Bonds[4] | БО-15, БО-16<br>БО-17, БО-24 | 12.2014[2] | 12.2020[1] | 400 | 7.85%[5] | – | – |
| SE Bonds[4] | БО-18, БО-19, БО-20<br>БО-21, БО-22, БО-23<br>БО-25, БО-26 | 01.2015[2] | 01.2021 | 400 | 8.50%[5] | – | – |
| SE Bonds[4] | 001P-01 | 12.2016[2] | 11.2026 | 600 | 6.60%[5] | – | – |
| SE Bonds | 001P-02 | 12.2016 | 12.2026 | 30 | 9.39%[5] | **30** | 30 |
| SE Bonds | 001P-03 | 12.2016 | 12.2026[1] | 20 | 9.50%[5] | **20** | 20 |
| SE Bonds | 001P-04 | 05.2017 | 04.2027 | 40 | 8.65%[5] | **41** | 41 |
| SE Bonds | 001P-05 | 05.2017[2] | 05.2025[1] | 15 | 8.60%[5] | **15** | 15 |
| SE Bonds[4] | 001P-06, 001P-07 | 07.2017 | 07.2027 | 266 | 8.50%[5] | – | – |
| SE Bonds[4] | 001P-08 | 10.2017 | 09.2027 | 100 | 7.10%[5] | – | – |
| SE Bonds[4] | 002P-01, 002P-02 | 12.2017 | 11.2027 | 600 | 6.60%[5] | – | – |
| SE Bonds | 002P-03 | 12.2017 | 12.2027 | 30 | 7.75%[5] | **30** | 30 |
| SE Bonds | 002P-04 | 02.2018 | 02.2028 | 50 | 7.50%[5] | **51** | 51 |
| SE Bonds | 002P-05 | 03.2018 | 02.2028 | 20 | 7.30 %[5] | **21** | 21 |
| SE Bonds | 002P-06, 002P-07 | 04.2019[2] | 03.2029 | 30 | 8.70%[5] | **31** | – |
| SE Bonds | 002P-08 | 07.2019 | 07.2029 | 25 | 7.95%[5] | **26** | – |
| SE Bonds | 002P-09 | 10.2019[2] | 10.2029 | 25 | 7.10%[5] | **25** | – |
| *Bonds of subsidiary banks:* | | | | | | | |
| SE Bonds | 001P-01 | 10.2017 | 10.2020[1] | 10 | 8.50%[5] | **10** | 10 |
| SE Bonds | 001P-02 | 02.2018 | 07.2021[1] | 5 | 7.80%[5] | **5** | 5 |
| SE Bonds | 001P-03 | 03.2019[2] | 03.2024 | 5 | 8.85%[5] | **5** | – |
| SE Bonds | БО-02[6] | 08.2014[3] | 08.2034[1] | 3 | 0.51%[5] | – | – |
| SE Bonds | БО-03[6] | 07.2015[3] | 06.2035[1] | 4 | 0.51%[5] | – | – |
| SE Bonds | БО-П01 | 09.2015[3] | 08.2035[1] | 5 | 0.51%[5] | – | – |
| SE Bonds | БО-П02 | 10.2015[3] | 09.2035[1] | 4 | 0.51%[5] | **1** | 1 |
| SE Bonds | БО-П03 | 11.2015[3] | 10.2035[1] | 1 | 0.51%[5] | – | – |
| SE Bonds | БО-П05 | 06.2016[3] | 06.2036[1] | 5 | 0.51%[5] | – | – |
| Convertible Bonds | C-01 | 02.2017[3] | 02.2032[1] | 69 | 0.51%[5] | **2** | 2 |
| *PJSC Bashneft SE Bonds:* | | | | | | | |
| Bonds | 04[6] | 02.2012 | 02.2022 | 10 | 7.00%[5] | – | – |
| Bonds | 06, 08 | 02.2013 | 01.2023[1] | 15 | 7.70%[5] | **15** | 15 |
| Bonds | 07, 09 | 02.2013 | 01.2023 | 15 | 8.85%[5] | **16** | 16 |
| SE Bonds | БО-06, БО-08 | 05.2016 | 04.2026 | 15 | 10.90%[5] | **16** | 16 |
| SE Bonds | БО-09 | 10.2016 | 10.2026 | 5 | 9.30%[5] | **5** | 5 |
| SE Bonds | БО-10 | 12.2016 | 12.2026 | 5 | 9.50%[5] | **5** | 5 |
| SE Bonds | 001P-01R | 12.2016 | 12.2024[1] | 10 | 9.50%[5] | **10** | 10 |
| SE Bonds | 001P-02R | 12.2016 | 12.2023[1] | 10 | 9.50%[5] | **10** | 10 |
| SE Bonds | 001P-03R | 01.2017 | 01.2024[1] | 5 | 9.40%[5] | **5** | 5 |
| **Total long-term RUB bonds** | | | | | | **548** | 461 |

1 Early repurchase at the request of the bond holder is not allowed.

2 Coupon payments every three months.

3 Coupon payments at the maturity day.

4 On the reporting date these issues are fully or partially used as an instrument for other borrowings under repurchasing agreement operations.

5 For the coupon period effective as of December 31, 2019.

6 As of December 31, 2019 part of issue early repurchased.

64

Rosneft Oil Company Notes to the consolidated financial statements (continued) 30. Loans and borrowings and other financial liabilities (continued) Long-term loans and borrowings (continued) All of the bonds, excluding certain issues, allow early repurchase at the request of the bond holder as set in the respective offering documents. In addition, the issuer, at any time and at its discretion, may purchase/repay the bonds early with the possibility of subsequently placing the bonds in the market. Such purchase/repayment of the bonds does not constitute an early redemption. Corporate Eurobonds comprise the following: Coupon rate As of December 31, (%) Currency Maturity 2019 2018 (unaudited) Eurobonds (Series 2) 4.199% US$ 2022 125 141 Eurobonds (Series 8) 7.250% US$ 2020 32 36 Total long-term Eurobonds 157 177 In 2019 the Company continued to settle other long-term borrowings under repurchasing agreement operations and entered into new transactions. As of December 31, 2019, the liabilities of the Company under those operations amounted to the equivalent of RUB 1,146 billion at the CBR official exchange rate as of December 31, 2019. The Company’s own corporate bonds were used as an instrument for those operations. The Company is obliged to comply with a number of restrictive financial and other covenants contained in several of its loan agreements. Such covenants include maintaining certain financial ratios. As of December 31, 2019 and December 31, 2018 the Company was in compliance with all restrictive financial and other covenants contained in its loan agreements. Short-term loans and borrowings In 2019 the Company drew down funds under short-term fixed and floating rates loans from Russian and foreign banks. In 2019 the Company continued to meet its obligations in relation to other short-term borrowings in the form of repurchase operations and entered into new transactions. As of December 31, 2019 the liabilities of the Company under those transactions amounted to the equivalent of RUB 162 billion (at the CBR official exchange rate as of December 31, 2019). Own corporate bonds were used as an instrument for those transactions. In 2019 the Company was current on all payments under loan agreements and interest payments. Short-term liabilities related to derivative financial instruments mainly include liabilities related to cross- currency rate swaps. The Company enters into cross-currency rate swaps to sell US$. The transactions balance the currency of revenues and liabilities and reduce the overall interest rates on borrowings. 65

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 30. Loans and borrowings and other financial liabilities (continued)

### Liabilities related to derivative financial instruments

The cross-currency rate swaps are recorded in the consolidated balance sheet at fair value. The measurement of the fair value of the transactions is based on a discounted cash flow model and consensus forecasts of foreign currency rates. The consensus forecasts include forecasts of the major international banks and agencies. The Bloomberg system is the main information source for the model.

In 2019 the Company settled derivative financial instruments opened in 2014 for a nominal amount of US$ 1,010 million (RUB 62 billion at the CBR official exchange rate as of December 31, 2019).

Reconciliation of changes in liabilities arising from financing activities:

| | Long-term loans and borrowings | Short-term loans and borrowings | Lease liabilities | Other long-term financial liabilities | Other short-term financial liabilities | Short-term liabilities related to derivative financial instruments | Total |
|---|---|---|---|---|---|---|---|
| **As of January 1, 2018, (unaudited) including** | 1,610 | 2,057 | 32 | 146 | 93 | 74 | 4,012 |
| **Financing activities (cash flow)** | | | | | | | |
| Proceeds/repayment of loans and borrowings | 1,022 | (933) | – | 246 | 87 | – | 422 |
| Interest paid | (189) | (78) | (4) | – | – | – | (271) |
| Repayment of other financial liabilities | – | – | (6) | – | – | (57) | (63) |
| Repurchase of bonds | (40) | – | – | – | – | – | (40) |
| **Operating and investing activities (non-cash flow)** | | | | | | | |
| Foreign exchange (gain)/loss | 310 | 16 | – | 15 | (1) | – | 340 |
| Offset of other financial liabilities | – | – | – | (126) | (164) | – | (290) |
| Finance expenses | 198 | 58 | 4 | 4 | 1 | 15 | 280 |
| Finance income | – | – | – | – | – | 1 | 1 |
| Reclassification | 341 | (342) | 1 | (146) | 146 | – | – |
| **As of December 31, 2018 (unaudited)** | 3,252 | 778 | 27 | 139 | 162 | 33 | 4,391 |
| **Financing activities (cash flow)** | | | | | | | |
| Proceeds/repayment of loans and borrowings | **(147)** | **(288)** | **–** | **185** | **–** | **–** | **(250)** |
| Interest paid | **(221)** | **(19)** | **(12)** | **(8)** | **–** | **–** | **(260)** |
| Repayment of other financial liabilities | **–** | **–** | **(25)** | **–** | **(3)** | **(29)** | **(57)** |
| **Operating and investing activities (non-cash flow)** | | | | | | | |
| Foreign exchange (gain)/loss | **(204)** | **6** | **(5)** | **(29)** | **(1)** | **–** | **(233)** |
| Offset of other financial liabilities | **–** | **–** | **–** | **(160)** | **(12)** | **–** | **(172)** |
| Acquisition of subsidiaries net of cash | **–** | **2** | **–** | **–** | **–** | **–** | **2** |
| Effect of initial application of IFRS 16 *Leases* as of January 1, 2019 | **–** | **–** | **103** | **–** | **–** | **–** | **103** |
| Increase in lease liabilities | **–** | **–** | **46** | **–** | **–** | **–** | **46** |
| Finance expenses | **222** | **16** | **12** | **11** | **–** | **–** | **261** |
| Finance income | **–** | **–** | **–** | **–** | **–** | **(3)** | **(3)** |
| Reclassification | **(113)** | **113** | **–** | **(22)** | **22** | **–** | **–** |
| **As of December 31, 2019** | **2,789** | **608** | **146** | **116** | **168** | **1** | **3,828** |

66

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 31. Other current tax liabilities

Other short-term tax liabilities comprise the following:

| | As of December 31, 2019 | As of December 31, 2018 (unaudited) |
|---|---|---|
| Mineral extraction tax | **181** | 163 |
| VAT | **123** | 121 |
| Excise duties | **30** | 27 |
| Property tax | **9** | 10 |
| Tax on additional income from production of hydrocarbons | **31** | – |
| Personal income tax | **3** | 3 |
| Other | **2** | 3 |
| **Total other tax liabilities** | **379** | 327 |

## 32. Provisions

| | Asset retirement obligations | Environmental remediation provision | Legal and tax claims and other provisions | Total |
|---|---|---|---|---|
| **As of January 1, 2018, including (unaudited)** | 218 | 41 | 15 | 274 |
| *Non-current* | *213* | *27* | *5* | *245* |
| *Current* | *5* | *14* | *10* | *29* |
| Provisions charged during the year (Note 40) | 9 | 7 | 10 | 26 |
| Increase/(decrease) in the liability resulting from: | | | | |
| Changes in estimates | (24) | – | 9 | (15) |
| Change in the discount rate | (12) | – | – | (12) |
| Foreign exchange differences | 8 | – | 2 | 10 |
| Unwinding of discount | 17 | 2 | – | 19 |
| Utilization | (3) | (6) | (6) | (15) |
| **As of December 31, 2018, including (unaudited)** | 213 | 44 | 30 | 287 |
| *Non-current* | *207* | *29* | *8* | *244* |
| *Current* | *6* | *15* | *22* | *43* |
| Provisions charged during the year (Note 40) | **14** | **8** | **7** | **29** |
| Increase/(decrease) in the liability resulting from: | | | | |
| Changes in estimates | **(1)** | **(2)** | **13** | **10** |
| Changes in the discount rate | **81** | **1** | – | **82** |
| Foreign exchange differences | **(6)** | – | **(2)** | **(8)** |
| Unwinding of discount | **17** | **2** | | **19** |
| Utilization | **(3)** | **(6)** | **(12)** | **(21)** |
| **As of December 31, 2019, including** | **315** | **47** | **36** | **398** |
| *Non-current* | ***309*** | ***31*** | ***3*** | ***343*** |
| *Current* | ***6*** | ***16*** | ***33*** | ***55*** |

Asset retirement (decommissioning) obligations and Environmental remediation provision represent an estimate of the costs of liquidating oil and gas assets, the reclamation of sand pits, slurry ponds, and disturbed lands, and the dismantling of pipelines and power transmission lines. The budget for payments under asset retirement obligations is prepared on an annual basis. Depending on the current economic environment the Company's actual expenditures may vary from the budgeted amounts.

67

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 33. Prepayment on long-term oil and petroleum products supply agreements

During 2013-2014 the Company entered into a number of long-term crude oil and petroleum products supply contracts which require the buyer to make a prepayment. The total minimum delivery volume under those contracts at inception approximated 400 million tonnes. The crude oil and petroleum product prices are based on current market prices. The prepaymens are settled through physical deliveries of crude oil and petroleum products.

Deliveries of oil and petroleum products that reduce the prepayment amounts commenced in 2015. The Company considers these contracts to be regular-way contracts.

| | 2019 | 2018 (unaudited) |
|---|---|---|
| **As of January 1** | **1,426** | 1,586 |
| Received | **–** | 123 |
| Settled | **(344)** | (283) |
| **Total prepayment on long-term oil and petroleum products supply agreements** | **1,082** | 1,426 |
| Less current portion | **(332)** | (354) |
| **Long-term prepayment as of December 31** | **750** | 1,072 |

The off-set amounts under these contracts were RUB 344 billion and RUB 283 billion (US$ 7.08 billion and US$ 7.03 billion at the CBR official exchange rate at the prepayment dates, the prepayments are not revalued at each balance sheet date) for 2019 and 2018, respectively.

## 34. Other non-current liabilities

Other non-current liabilities comprise the following:

| | As of December 31, | |
|---|---|---|
| | 2019 | 2018 (unaudited) |
| Joint project liabilities | **1** | 1 |
| Liabilities for investing activities | **3** | 2 |
| Liabilities for joint operation contracts in Germany | **25** | 21 |
| Operating liabilities of subsidiary banks | **38** | 17 |
| Other | **6** | 5 |
| **Total other non-current liabilities** | **73** | 46 |

## 35. Pension benefit obligations

### Defined contribution plans

The Company makes payments to the State Pension Fund of the Russian Federation. These payments are calculated by the employer as a percentage of salary expense and are expensed as accrued.

The Company also maintains a defined contribution corporate pension plan to finance the non-state pensions of its employees.

Pension contributions recognized in the consolidated statement of profit or loss were as follows:

| | 2019 | 2018 (unaudited) |
|---|---|---|
| State Pension Fund | **63** | 52 |
| JSC NPF Evolution | **12** | 12 |
| **Total pension contributions** | **75** | 64 |

68

Rosneft Oil Company Notes to the consolidated financial statements (continued) 36. Shareholders’ equity Common shares As of December 31, 2019 and 2018 (unaudited): Authorized common shares quantity, millions 10,598 amount, billions of RUB 0.6 Issued and fully paid shares quantity, millions 10,598 amount, billions of RUB 0.6 Nominal value of 1 common share, RUB 0.01 On June 21, 2018 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2017 in the amount of RUB 6.65 per share, which comprised RUB 70.5 billion. On September 28, 2018 the Extraordinary Shareholders’ Meeting approved interim dividends on the Company’s common shares for the first half of 2018 in the amount of 14.58 per share, which comprised RUB 154.5 billion. On June 4, 2019 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2018 in the amount of RUB 11.33 per share, which comprised RUB 120.1 billion. On September 30, 2019 the Extraordinary Shareholders’ Meeting approved interim dividends on the Company’s common shares for the first half of 2019 in the amount of RUB 15.34 per share, which comprised RUB 162.6 billion. The dividends are distributed from the net profit of PJSC Rosneft Oil Company calculated in compliance with the current legislation of the Russian Federation. 37. Fair value of financial instruments The fair value of financial assets and liabilities is determined as follows: • The fair value of financial assets and liabilities quoted on active liquid markets is determined in accordance with market prices; • The fair value of other financial assets and liabilities is determined in accordance with generally accepted models and is based on discounted cash flow analysis that relies on prices used for existing transactions in the current market; • The fair value of derivative financial instruments is based on market quotes. In illiquid and highly volatile markets fair value is determined on the basis of valuation models that rely on assumptions confirmed by observable market prices or rates as of the reporting date. 69

Rosneft Oil Company Notes to the consolidated financial statements (continued) 37. Fair value of financial instruments (continued) Assets and liabilities of the Company that are measured at fair value on a recurring basis in accordance with the fair value hierarchy are presented in the table below. Fair value measurement as of December 31, 2019 Level 1 Level 2 Level 3 Total Assets Current assets Financial assets at fair value through other comprehensive income 64 334 12 410 Financial assets at fair value recognized in profit or loss – 2 – 2 Derivative financial instruments – 2 – 2 Non-current assets Financial assets at fair value through other comprehensive income – 21 – 21 Financial assets at fair value recognized in profit or loss – 122 – 122 Total assets measured at fair value 64 481 12 557 Liabilities Derivative financial instruments – (1) – (1) Total liabilities measured at fair value – (1) – (1) The fair value of financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments included in Level 2 is measured at the present value of future estimated cash flows, using inputs such as market interest rates and market quotes of forward exchange rates. The carrying value of cash and cash equivalents and derivative financial instruments recognized in these consolidated financial statements equals their fair value. The carrying value of accounts receivable and accounts payable, loans issued, other financial assets and other financial liabilities recognized in these consolidated financial statements approximates their fair value. Carrying value Fair value (Level 2) As of December 31, As of December 31, 2019 2018 (unaudited) 2019 2018 (unaudited) Financial liabilities Financial liabilities at amortized cost: Loans and borrowings with a variable interest rate (2,230) (2,669) (2,148) (2,614) Loans and borrowings with a fixed interest rate (1,167) (1,361) (1,170) (1,316) Lease liabilities (146) (27) (143) (30) 38. Related party transactions For the purpose of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Related parties comprise major shareholders and companies under their control (including enterprises directly or indirectly controlled by the Russian Government), associates and joint ventures, key management and pension funds (Note 35). 70

Rosneft Oil Company Notes to the consolidated financial statements (continued) 38. Related party transactions (continued) Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms as transactions between unrelated parties. The disclosure of related party transactions is presented on an aggregate basis for shareholders and companies controlled by shareholders, joint ventures and associates, and non-state pension funds. In addition, there may be additional disclosures of certain significant transactions (balances and turnovers) with certain related parties. In the course of its ordinary business, the Company enters into transactions with other companies controlled by the Russian Government. In the Russian Federation, electricity and transport tariffs are regulated by the Federal Antimonopoly Service, an authorized governmental agency of the Russian Federation. Bank loans are recorded based on market interest rates. Taxes are accrued and paid in accordance with applicable tax law. The Company sells crude oil and petroleum products to and purchases crude oil and petroleum products from related parties in the ordinary course of business at prices close to average market prices. Transactions with shareholders and companies controlled by shareholders Revenues and income 2019 2018 (unaudited) Oil, gas, petroleum products and petrochemicals sales 732 888 Support services and other revenues 2 9 Finance income 21 19 Other income 4 – 759 916 Costs and expenses 2019 2018 (unaudited) Production and operating expenses 17 8 Cost of purchased oil, gas, petroleum products and refining costs 58 97 Transportation costs and other commercial expenses 481 500 Other expenses 9 21 Financial expenses 52 26 617 652 Other operations 2019 2018 (unaudited) Acquisition of subsidiaries and interest in associates (1) (3) Loans received 140 266 Loans repaid (412) (111) Loans and borrowings issued (42) (9) Repayment of loans and borrowings issued 37 2 Deposits placed (33) (69) Deposits repaid 96 463 71

Rosneft Oil Company Notes to the consolidated financial statements (continued) 38. Related party transactions (continued) Transactions with shareholders and companies controlled by shareholders (continued) Settlement balances As of December 31, 2019 2018 (unaudited) Assets Cash and cash equivalents 88 498 Accounts receivable 100 77 Prepayments and other current assets 44 65 Other financial assets 225 325 457 965 Liabilities Accounts payable and accrued liabilities 279 47 Loans and borrowings and other financial liabilities 443 904 722 951 Transactions with joint ventures Revenues and income 2019 2018 (unaudited) Oil, gas, petroleum products and petrochemicals sales 18 13 Support services and other revenues 4 3 Finance income 21 5 Other income 12 – 55 21 Costs and expenses 2019 2018 (unaudited) Production and operating expenses 5 3 Cost of purchased oil, gas, petroleum products and refining costs 312 297 Transportation costs and other commercial expenses 8 12 Other expenses – 3 Finance expenses 1 1 326 316 Other operations 2019 2018 (unaudited) Loans received 54 – Loans repaid (25) – Loans and borrowing issued (9) (6) Repayment of loans and borrowings issued 5 29 72

Rosneft Oil Company Notes to the consolidated financial statements (continued) 38. Related party transactions (continued) Transactions with joint ventures (continued) Settlement balances As of December 31, 2019 2018 (unaudited) Assets Accounts receivable 9 3 Prepayments and other current assets 1 – Other financial assets 21 17 31 20 Liabilities Accounts payable and accrued liabilities 244 141 Loans and borrowings and other financial liabilities 23 30 267 171 Transactions with associates Revenues and income 2019 2018 (unaudited) Oil, gas, petroleum products and petrochemicals sales 354 364 Support services and other revenues 4 1 Finance income 3 4 361 369 Costs and expenses 2019 2018 (unaudited) Production and operating expenses 22 13 Cost of purchased oil, gas, petroleum products and refining costs 108 42 Transportation costs and other commercial expenses 2 1 Other expenses 3 17 Finance expenses 7 2 142 75 Other operations 2019 2018 (unaudited) Loans received 122 – Loans repaid (168) – Loans and borrowing issued (43) (31) Repayment of loans and borrowings issued 41 17 73

Rosneft Oil Company Notes to the consolidated financial statements (continued) 38. Related party transactions (continued) Transactions with associates (continued) Settlement balances As of December 31, 2019 2018 (unaudited) Assets Accounts receivable 91 26 Prepayments and other current assets – 13 Other financial assets 11 57 102 96 Liabilities Accounts payable and accrued liabilities 35 16 Loans and borrowings and other financial liabilities 232 239 267 255 Transactions with non-state pension funds Costs and expenses 2019 2018 (unaudited) Other expenses 12 12 As of December 31, 2019 2018 Loans received – 7 Loans repaid – (4) Settlement balances As of December 31, 2019 2018 (unaudited) Liabilities Accounts payable and accrued liabilities 2 4 Loans and borrowings and other financial liabilities – 3 2 7 Compensation to key management personnel For the purpose of these consolidated financial statements key management personnel include members of the Management Board of PJSC Rosneft Oil Company and members of the Board of Directors. Short-term gross benefits of the Management Board members, taking into account personnel rotation, including payroll, bonuses, compensation payments and personal income tax totaled RUB 3,570 million and RUB 3,854 million in 2019 and 2018, respectively (social security fund contributions, which are not Management Board members’ income, totaled RUB 513 million and RUB 567 million, respectively). Short- term gross benefits for 2019 are disclosed in accordance with the Russian securities law on information disclosure. 74

Rosneft Oil Company Notes to the consolidated financial statements (continued) 38. Related party transactions (continued) Compensation to key management personnel (continued) On June 4, 2019, the Annual General Shareholders Meeting approved remuneration to the following members of the Company’s Board of Directors for the period of their service in the following amounts: Mr. Gerhard Schröder – US$ 600,000 (RUB 39.3 million at the CBR official exchange rate on June 4, 2019); Mr. Faisal Alsuwaidi – US$ 530,000 (RUB 34.7 million at the CBR official exchange rate on June 4, 2019); Mr. Matthias Warnig – US$ 580,000 (RUB 38.0 million at the CBR official exchange rate on June 4, 2019); Mr. Oleg Viyugin – US$ 560,000 (RUB 36.7 million at the CBR official exchange rate on June 4, 2019); Mr. Ivan Glasenberg – US$ 530,000 (RUB 34.7 million at the CBR official exchange rate on June 4, 2019); Mr. Rudloff Hans-Joerg – US$ 580,000 (RUB 38.0 million at the CBR official exchange rate on June 4, 2019). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service. On June 21, 2018, the Annual General Shareholders Meeting approved remuneration to the following members of the Company’s Board of Directors for the period of their service in the following amounts: Mr. Gerhard Schröder – US$ 600,000 (RUB 38.2 million at the CBR official exchange rate on June 21, 2018); Mr. Faisal Alsuwaidi – US$ 530,000 (RUB 33.7 million at the CBR official exchange rate on June 21, 2018); Mr. Matthias Warnig – US$ 580,000 (RUB 36.9 million at the CBR official exchange rate on June 21, 2018); Mr. Oleg Viyugin – US$ 565,000 (RUB 35.9 million at the CBR official exchange rate on June 21, 2018); Mr. Ivan Glasenberg – US$ 530,000 (RUB 33.7 million at the CBR official exchange rate on June 21, 2018); Mr. Donald Humphreys – US$ 580,000 (RUB 36.9 million at the CBR official exchange rate on June 21, 2018). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service. 75

Rosneft Oil Company

Notes to the consolidated financial statements (continued)

## 39. Key subsidiaries

| | | | 2019 | | 2018 (unaudited) | |
|---|---|---|---|---|---|---|
| Name | Country of incorporation | Core activity | Preferred and common shares % | Voting shares % | Preferred and common shares % | Voting shares % |
| **Exploration and production** | | | | | | |
| JSC Orenburgneft | Russia | Oil and gas development and production | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Samotlorneftegaz | Russia | Oil and gas development and production | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Vankorneft | Russia | Oil and gas development and production | **50.10** | **50.10** | 50.10 | 50.10 |
| LLC RN-Yuganskneftegaz | Russia | Oil and gas production operator services | **100.00** | **100.00** | 100.00 | 100.00 |
| PJSC Bashneft Oil Company | Russia | Oil and gas development and production | **60.33** | **70.93** | 60.33 | 70.93 |
| **Refining, marketing and distribution** | | | | | | |
| JSC RORC | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Angarsk Petrochemical Company | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Novokuybyshev Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Komsomolsky Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Syzran Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Achinsk Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Kuybyshev Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Tuapse Refinery | Russia | Petroleum refining | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Bunker | Russia | Marketing and distribution | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Aero | Russia | Marketing and distribution | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Commerce | Russia | Marketing and distribution | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Trade | Russia | Investing activity | **100.00** | **100.00** | 100.00 | 100.00 |
| Rosneft Trading S.A. | Switzerland | Marketing and distribution | **100.00** | **100.00** | 100.00 | 100.00 |
| Rosneft Deutschland GmbH | Germany | Marketing and distribution | **100.00** | **100.00** | 100.00 | 100.00 |
| **Other** | | | | | | |
| JSC RN Holding | Russia | Holding company | **100.00** | **100.00** | 100.00 | 100.00 |
| JSC Russian Regional Development Bank (VBRR) | Russia | Banking | **98.34** | **98.34** | 98.34 | 98.34 |
| LLC RN-GAZ | Russia | Holding company | **100.00** | **100.00** | 100.00 | 100.00 |
| Rosneft Singapore Pte. Ltd. | Singapore | Holding company | **100.00** | **100.00** | 100.00 | 100.00 |
| LLC RN-Foreign Projects | Russia | Holding company | **100.00** | **100.00** | 100.00 | 100.00 |
| Rosneft Holdings LTD S.A. | Luxemburg | Holding company | **100.00** | **100.00** | 100.00 | 100.00 |
| TOC Investments Corporation Limited | Cyprus | Other services | **100.00** | **100.00** | 100.00 | 100.00 |

## 40. Contingencies

### Russian business environment

Russia continues economic reforms and the development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy has been negatively impacted by sanctions imposed on Russia by a number of countries. Ruble interest rates remained high. The combination of the above has resulted in reduced access to capital, a higher cost of capital and uncertainty regarding economic growth, which could negatively affect the Company's future financial position, results of operations and business prospects. Management is taking appropriate measures to support the sustainability of the Company's business in the current circumstances.

76

Rosneft Oil Company Notes to the consolidated financial statements (continued) 40. Contingencies (continued) Russian business environment (continued) The Company also has investments in subsidiaries, associates and joint ventures and advances issued to contractors operating in foreign jurisdictions. Besides commercial risks being a part of any investment operation, assets in a number of regions of the Company’s activities also bear political, economic and tax risks which are analyzed by the Company on a regular basis. The Company continuously monitors projects in Venezuela implemented with its participation. Commercial relations with the Venezuelan state oil company PDVSA are carried out on the basis of existing contracts and in accordance with applicable legislation, including international law. Guarantees and indemnities issued An unconditional unlimited guarantee issued in 2013 in favor of the Government and municipal authorities of Norway is effective in respect of the Company’s operations on the Norwegian continental shelf. That guarantee fully covers all potential ongoing environmental liabilities of RN Nordic Oil AS. A parent company guarantee is required by Norwegian legislation and is an essential condition for licensing the operations of RN Nordic Oil AS on the Norwegian continental shelf jointly with Equinor (until July 2018 – Statoil ASA). The Company’s agreements with Eni S.p.A and Equinor (until July 2018 – Statoil ASA) under the Russian Federation shelf exploration program contain mutual guarantees provided in 2013 that are unconditional, unlimited and open-ended. In 2015 in accordance with the cooperation agreement on difficult to extract oil reserves with Equinor (until July 2018 – Statoil ASA), both parties issued parent guarantees on the discharging of the mutual liabilities of their related parties. These guarantees are unconditional, unlimited and open-ended. In 2018, as part of the operating activities of Rosneft, an unconditional irrevocable guarantees were issued in favor of the Government of the Republic of Mozambique providing the coverage of potential liabilities for geological exploration on the Mozambique continental shelf (4 years). Legal claims Rosneft and its subsidiaries are involved in litigations which arise from time to time in the course of their business activities. Management believes that the ultimate results of these litigations will not materially affect the performance or financial position of the Company. Reliably estimated probable obligations were recognized within provisions in the Consolidated financial statements of the Company (Note 32). Taxation Legislation and regulations regarding taxation in Russia continue to evolve. Various legislative acts and regulations are not always clearly written, and their interpretation is subject to the opinions of the taxpayers, and local, regional, and national tax authorities, and the Ministry of Finance of the Russian Federation. Instances of inconsistent opinions are not unusual. In Russia, tax returns remain open and subject to inspection for a period of up to three years. The fact that a year has been reviewed does not close that year, or any tax return applicable to that year, from further review during the period of three calendar years preceding the year when the inspection started. In accordance with Russian tax legislation, if an understatement of a tax liability is detected as a result of an inspection, penalties and fines to be paid might be material in respect of the tax liability misstatement. 77

Rosneft Oil Company Notes to the consolidated financial statements (continued) 40. Contingencies (continued) Taxation (continued) During the reporting period, the tax authorities continued their inspections of some of Rosneft subsidiaries for 2015-2018. The Company’s management does not expect the outcome of the inspections to have a material impact on the Company’s consolidated balance sheet or results of operations. As part of the new regime for fiscal control over the pricing of related party transactions, the Company and the Federal Tax Service signed a number of pricing agreements from 2012 to 2019 with respect to the taxation of oil sales and refining transactions in Russia. The Company believes that transfer pricing risks in relation to intragroup transactions during the twelve months ended December 31, 2019 and earlier will not have a material effect on its financial position or results of operations. The Company follows the rules of tax legislation on de-offshorization, including income tax rules for controlled foreign companies to calculate its current and deferred income tax estimates. Overall, management believes that the Company has paid and accrued all taxes that are applicable. For taxes where uncertainty exists, the Company has accrued tax liabilities based on management’s best estimate of the probable outflow of resources that will be required to settle these liabilities. Capital commitments The Company and its subsidiaries are engaged in ongoing capital projects for the exploration and development of production facilities and the modernization of refineries and the distribution network. The budgets for these projects are generally set on an annual basis. The total amount of contracted but not yet delivered goods and services related to the construction and acquisition of property, plant and equipment amounted to RUB 762 billion and RUB 758 billion as of December 31, 2019 and 2018, respectively. Commitments of the Company that it has relating to its joint ventures amount up to RUB 15 billion as of December 31, 2019. Environmental liabilities The Company periodically evaluates its environmental liabilities pursuant to environmental regulations. Such liabilities are recognized in the consolidated financial statements as and when identified. Potential liabilities, that could arise as a result of changes in existing regulations or the settlement of civil litigation, or as a result of changes in environmental standards, cannot be reliably estimated but may be material. With the existing system of control, management believes that there are no material liabilities for environmental damage other than those recorded in these consolidated financial statements. Risks and opportunities associated with climate change Within the framework of its corporate risk management system, the Company on an annual basis identifies and evaluates risks and opportunities related to climate change impact on its business activities. In the process of investment decision making, the risks associated with health, safety and environment (HSE), ecology, and climate change are analyzed. For large projects, the analysis of the alignment with the Company’s strategic goals, environmental standards and requirements of the Russian and international legislation is performed, as well as the analysis and assessment of external risks related to the impact on the environment (changes in legislation, changes in technologies, market risks, reputation risks, etc.). 78

Rosneft Oil Company Notes to the consolidated financial statements (continued) 40. Contingencies (continued) Risks and opportunities associated with climate change (continued) In addition, the risks and opportunities associated with climate change and the transition to low-carbon energy are considered in the Company’s strategic management and business planning processes (especially for projects located in climate-sensitive regions: marine projects, Arctic projects, etc.) as well as for of the global energy developments scenario planning. Other matters Due to the pollution of oil in the trunk pipeline “Druzhba” in April 2019 a number of claims from the customers were submitted to PJSC “Rosneft Oil Company” during 2019, stating that the supplied oil contains substantially exceeded maximum permitted levels of organochlorine compounds (compared to levels determined by the relevant technical regulations and standards). At the same time, PJSC “Rosneft Oil Company” delivered oil to the system of oil trunk pipelines of PJSC “Transneft” in compliance with the requirements of technical regulations and standards. Also, the Company received claims from the customers who were not delivered the contracted amounts of oil due to the oil pumping interruption in the trunk oil pipeline “Druzhba” resulting from the contamination. Calculation of losses incurred by PJSC “Rosneft Oil Company” can be finalized after the completion of the comprehensive assessment of the impact of the incident on the Company’s activities (including the forced reduction in oil production due to the reduced oil intake into the system of PJSC “Transneft”), obtaining a complete and legally supported claims from all counterparties and their re-submission to PJSC “Transneft” for compensation. 41. Events after reporting date Since the beginning of March 2020, the world markets are experiencing a significant decline in oil demand and oil prices, in particular as a result of COVID-19 pandemic. Russian ruble value has fallen significantly against the major world currencies. Should the above mentioned events continue in the long-term, their impact on the Company’s financial position, cash flows and results of operations may be significant. In March 2020 the Company acquired 5,626,237 of its own ordinary shares (including in the form of GDRs). 79